                        FIRST KEYSTONE FINANCIAL, INC .
                                  annual report


                                  [FOUR PHOTOS]                             2001



                                    REACHING

                                  our community
                               table of contents

A Message to Our Shareholders .................................................1

Year 2001 Highlights ..........................................................4

Selected Consolidated Financial and Other Data ................................7

Management's Discussion and Analysis of Financial Condition and
Results of Operations .........................................................9

Report of Independent Auditors ...............................................18

Consolidated Financial Statements

     Consolidated Statements of Financial Condition ..........................19

     Consolidated Statements of Income .......................................20

     Consolidated Statements of Stockholders' Equity .........................21

     Consolidated Statements of Cash Flows ...................................22

     Notes to Consolidated Financial Statements ..............................23

Corporate Information ........................................................39



First Keystone Financial,Inc. is a registered unitary savings and loan holding company conducting business through its wholly owned subsidiary, First Keystone Federal Savings Bank. The savings bank is a federally chartered SAIF-insured savings institution operating through seven full-service offices located in Delaware and Chester Counties, Pennsylvania. The Company's headquarters is located at 22 West State Street, Media, PA 19063.



                                     [PHOTO]



FIRST KEYSTONE FINANCIAL, INC.
mission statement

THE MISSION OF FIRST KEYSTONE FINANCIAL, INC. IS TO DELIVER VALUE-ADDED FINANCIAL SERVICES THAT WILL PRODUCE A SUPERIOR LONG-TERM RETURN ON INVESTMENTS, THEREBY MEETING THE INTER-DEPENDENT NEEDS OF THE SHAREHOLDERS, CUSTOMERS, EMPLOYEES AND THE COMMUNITIES IT SERVES.

"WE HAVE LEARNED THAT WE CANNOT LIVE ALONE, AT PEACE; THAT OUR OWN WELL-BEING IS DEPENDENT ON THE WELL-BEING OF OTHER NATIONS, FAR AWAY... WE HAVE LEARNED TO BE CITIZENS OF THE WORLD, MEMBERS OF THE HUMAN COMMUNITY."

                                                     FRANKLIN D. ROOSEVELT, 1945


                         FIRST KEYSTONE FINANCIAL, INC.
                               president's message

stock price
comparison

SHARE PRICE AS OF
SEPTEMBER 30
    2001    2000
   $13.25  $10.25

BOOK VALUE PER
SHARE
    2001    2000
   $15.06  $11.80

2001 FISCAL YEAR
SHARE PRICE GAIN
        29%

Dear Shareholders:

After two symbols of America's prosperity, economic strength and freedom were destroyed on September 11, 2001, we were painfully reminded that, as a country, we are vulnerable to the effects of hatred, prejudice and brutality from other parts of the world. As we mourn the loss of those who died in the attacks, as a nation we have put aside our political, cultural and economic differences and rallied together to do what we do best in times of strife -- we have become a community.

Our banking institution has lived, worked, prospered and felt the anguish of those within our own community for the last 100 years. We have gained strength by understanding our neighbors' concerns and developing services to address their needs. We have walked side by side with our community to raise money for the American Red Cross, March of Dimes and American Cancer Society, and have shared moments of joy as a corporate sponsor of many local events in Delaware and Chester Counties, including the Delaware County Art and Craft Show, Chadds Ford Pumpkin Days and the Willowdale Steeplechase. We take pride in the success of small businesses we have helped to grow, and the families who have improved their lives while banking with us.

Although we continue to face unsettling times for our country, I am pleased to report that during fiscal year 2001, First Keystone Financial, Inc., the holding company for First Keystone Federal Savings Bank, increased its earnings per share, increased its dividend rate, successfully completed an aggressive stock repurchase program and restructured the Company's board of directors.

On September 30, 2001, the Company's stock closed at $13.25 per share compared to $10.25 the previous year, representing a 29% gain for the year. The Company's book value per share ended the year at $15.06 compared to $11.80 at the end of the prior fiscal year. In accordance with The Company's capital management strategy, in June 2001, the Company completed the repurchase of 10% of the Company's issued and outstanding common stock.

growth in
outstanding
loan balances

CONSTRUCTION AND
LAND LOANS
     +62.6%

COMMERCIAL
BUSINESS LOANS
     +82.3%

"First Keystone Financial, Inc. increased its earnings per share, enhanced its dividends and successfully completed an aggressive stock repurchase program."


The general market conditions made this aggressive buy back program very attractive at the current price levels and continues to enhance our shareholder value.

Early in the first half of fiscal year 2001, shareholders benefited by the Company's decision to increase its quarterly cash dividend by 14.3%. For the last five years, shareholders have earned a compounded annual growth rate, including dividends paid, of 10.3% per share. Continuing prudent leveraging of the Company's balance sheet and implementing effective capital management strategies remain a priority for management.

Numerous swings in interest rates, from four increases in calendar year 2000 to eight decreases in just the first nine months of calendar year 2001, have pre-sented challenges in maintaining the Company's net interest margin. As a result, for fiscal year 2001, the Company experienced a decrease in net interest margin from 2.91% for fiscal 2000, compared to 2.68% for fiscal 2001. With the current interest rate levels and interest-bearing liabilities repricing more frequently than interest-earning assets, we should begin to see improvements in our interest margin. Including the effects of asset restructuring conducted in fiscal 2000, net income did, however, end the year up slightly with a 4.6% increase at $2.5 million, or $1.18 per diluted share, compared to $2.4 million, or $1.11 per diluted share, the previous year.

I am pleased to report consistent and solid growth in the Bank's loan portfolio. At fiscal year end, total outstanding loan balances were up by 9.7% compared to the prior year. It especially pleases me to note that the significant gains were in construction and land loans with a 62.6% gain, and that commercial business loans had an 82.3% increase in outstanding balances at fiscal year end. This noteworthy performance occurred while the credit quality of the loan portfolio remained solid and, in fact, fiscal year end marks a slight improvement in non-performing assets.

The Company continues to fund its asset growth primarily through the gener-ation of deposits. The Bank's branch network has contributed to this by posting gains of 20.9% in core deposits, most significantly from money market demand accounts and retail checking accounts.

"The Bank's branches have posted gains of                        [PHOTO OF
20.9% in core deposits, most significantly                   DONALD S. GUTHRIE]
from money market demand accounts and                        Donald S. Guthrie
retail checking accounts."                                   President and Chief
                                                             Executive Officer


The Bank continues to position itself in the marketplace as a progressive community bank providing superior customer service while offering commercial real estate and business loans, consumer loans, Internet banking, and other full-service conveniences that advanced technology permits. This message is reinforced by the Bank's advertising campaigns, its public relations outreach programs, and through its commitment to technology and employee training.

Another significant event that occurred in fiscal year 2001 was the restructuring of the Company's Board of Directors. As a result of the retirement of six members, and the election of two new members, the Board has been reduced from eleven members to seven. The two new outside directors, Donald G. Hosier and Marshall J. Soss, have extensive expertise in the insurance and commercial real estate industries, respectively, and bring valuable experience to the Company. I thank the retiring Board members for their wisdom and advice during their years of service, and look forward to valuable new insights from our recently appointed directors.

Though it has been said repeatedly by others in recent months, I want to say in closing how proud we are as an institution to be part of this community and this nation. Our niche as a community bank has never been more clear or more important. The Board of Directors, management and our employees have renewed energy as we all focus on how to better serve our community and provide leadership within the counties we serve.


Sincerely,

/S/ DONALD S. GUTHRIE

Donald S. Guthrie
President and Chief Executive Officer

2001              H I G H L I G H T S


BUILDING MARKET SHARE AND FRANCHISE VALUE

[PHOTO OF MARY ANNE TAYLOR]

First Keystone Federal employee Mary Anne Taylor answers customer inquiries quickly and efficiently, demonstrating the Bank's commitment to excellent customer service.

The Bank's seven-branch network and two remote automated teller machines represent the Company's commitment to providing convenient office locations to serve its customers. Outstanding balances in consumer and home equity loans increased 12.7% for the year and core deposits continue to grow at an impressive rate, posting a 20.9% gain from the previous year. In addition to deposit growth, the Bank continues to increase its number of transaction accounts and total number of deposit households. The most significant gain came from the Bank's money market accounts which grew by 29% in number of accounts and increased 72.9% in its deposit base. Much of this growth is attributable to the introduction of a new money market product that was developed in an effort to be more competitive in the marketplace. The Bank has experienced a 36% annualized growth rate in money market accounts over the last three years and this category now comprises 13.1% of the Bank's deposit composition, making it less reliant on more expensive sources of funding.

The Bank continues to expand its services and products in order to remain competitive, exceed customer expectation and further penetrate the marketplace. In just 14 months of offering online banking, approximately 5% of the Bank's customer base now uses the service. At no additional charge, customers can access account information, transfer balances and download transaction activity to other account reconciling services. Electronic bill payment is also available and customers are increasingly taking advantage of this added convenience. Security is always considered a priority before offering any electronic service and First Keystone Federal is proud of the standards and quality control it has in place to protect its customers' personal information.

[PHOTO OF EQUIPMENT]

First Keystone Federal provided financing for Patrick G. Anderson, owner of PGA Machine Co., Inc., to purchase state-of-the-art computerized equipment to produce precision tooled pieces quickly, efficiently and with guaranteed accuracy.

SOLID LOAN PRODUCTION AND A SOUND PORTFOLIO MIX

The proven ability to provide financial services to help our business customers grow and manage their cash flow is evidenced by the significant increases in the Bank's business related loans. In addition, the Bank has successfully shifted its loan composition toward commercial business and construction loans in order to provide a more balanced and higher-yielding portfolio. Over the past three years, single-family loans, as a percentage of total loans, declined 11.5% while commercial and construction loans increased by 8.7% to comprise 30.1% of the total loan portfolio.

First Keystone Federal's commercial lending department enjoyed a strong year. Commercial business loans grew substantially with an increase of $3.7 million in outstanding balances representing an 82.3% gain. Multi-family and commercial real estate loans also ended the fiscal year up 14.8%, increasing assets in this category by $5.6 million.

These improvements can be attributed to increased calling efforts within the department, considerable increases in branch referrals and the favorable interest rate environment.

In addition, the business community is becoming more aware of First Keystone Federal's unique capabilities and flexibility as a locally managed bank to service their financial needs. A local, successful restaurateur best illustrates this when she recently acquired financing through First Keystone to build an additional restaurant. The Bank was able to provide an acquisition land loan to purchase the property, followed by a construction loan to build the restaurant. When construction is completed, the loan will convert to a commercial real estate loan. With seasoned leadership, local decision makers, quality underwriting standards and knowledge of the marketplace, First Keystone Federal can confidently provide financing where larger conglomerate type banks may not. As a community bank, First Keystone will continue to focus on this aspect of relationship lending.

[PHOTO OF BANK BUILDING]

The Bank demonstrates its ability to be a one-stop shop for small business loans by providing Margaret Kuo, a local restaurateur, with an acquisition land loan to build a new restaurant. First Keystone Federal then provided the construction financing which will be converted to a commercial real estate loan once the restaurant is completed.

ONLINE BANKING


                               DATE OF INCEPTION

                                    June 2000

                   PERCENT OF CUSTOMERS USING ONLINE BANKING

                                       5%

FREE ONLINE
SERVICES

         -        Access account information

         -        Transfer balances

         -        Download transaction activity

2001             H I G H L I G H T S    C O N T I N U E D


CAPITALIZING ON OUR REPUTATION IN THE CONSTRUCTION LOAN MARKET

As a result of the Bank's many years of experience and excellent reputation in construction lending, both builders and developers have learned that they can count on First Keystone Federal as a solid and reliable strategic partner for their financing needs. The department prides itself on its ability to release funds in a timely manner as a result of regular job site inspections, quality underwriting standards and its commitment to service the loan.

For fiscal year 2001, construction and land loan originations increased by $8.3 million, up 64% from the prior year. This additional volume was generated by existing staff, while still maintaining their high level of customer service. One loan was to the International Brotherhood of Electrical Workers (IBEW) Local #654 for the construction of a 20,000 square foot union hall on over seven acres, including a banquet facility, classrooms for trade instruction and office space.

COMMUNITY OUTREACH PROVIDES NAME RECOGNITION AND REINFORCES ADVERTISING
MESSAGE

One of the Bank's strengths is our relationships with our customers and the leadership role within the communities we serve. When customers state "I'm proud to bank with you because so few banks today sponsor local events," we know that the people in our market area understand that the Bank's message...."Try Us.
We're Community. We're Competitive. And We're Not Going Away"... isn't merely an advertising slogan; it's the core of the Bank's philosophy. The Bank will continue to demonstrate its commitment by providing leadership and financial support to worthwhile civic events and by creating additional awareness through alliances with other corporate sponsors. Although public relations and marketing efforts can often be difficult to substantiate, management attributes the Bank's steady rise in core deposits, in part, to its ability to successfully communicate its advertising message and its prominent positioning in the local marketplace.

[PHOTO OF BILLBOARD]

Transit billboards, print and television spots were the advertising media used to reach our community with the "Try Us" message.

FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated financial and other data of First Keystone Financial, Inc. set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, appearing elsewhere herein.

                                                                        AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                          -------------------------------------------------------------------
                                                            2001             2000          1999           1998           1997
                                                          --------------------------------------------------------------------
(dollars in thousands, except per share data)

Selected Financial Data:
Total assets                                              $ 489,050      $ 463,463      $ 450,126      $ 415,863      $373,430
Loans receivable, net                                       247,664        230,686        226,375        198,343       188,289
Mortgage-related securities held to maturity                 11,454         13,056         14,497         18,769        20,707
Investment securities held to maturity                                                     10,000         16,532
Assets held for sale:
  Mortgage-related securities                               117,608         96,257        113,046        115,486       104,472
  Investment securities                                      62,564         42,215         44,315         40,621        10,211
  Loans                                                         225          3,099          1,792          2,799         4,577
Real estate owned                                               887            947            297          1,663         1,672
Deposits                                                    311,601        272,562        260,826        247,311       227,918
Borrowings                                                  126,070        142,902        142,437        120,878        99,987
Trust preferred securities                                   16,200         16,200         16,200         16,200        16,200
Stockholders' equity                                         30,621         26,569         23,904         26,664        24,752
Non-performing assets                                         3,189          3,462          3,477          5,367         3,749
                                                          --------------------------------------------------------------------
Selected Operations Data:
Interest income                                           $  31,860      $  31,068      $  28,694      $  27,393      $ 22,750
Interest expense                                             20,329         19,231         16,956         15,625        12,639
                                                          --------------------------------------------------------------------
Net interest income                                          11,531         11,837         11,738         11,768        10,111
Provision for loan losses                                       540            420            259            186           239
                                                          --------------------------------------------------------------------
Net interest income
  after provision for loan losses                            10,991         11,417         11,479         11,582         9,872
Other income (expense):
  Service charges and other fees                                952            941            934            898           972
  Net gain (loss) on sales of interest-earning assets           174           (680)           616            577           285
  Net gain (loss) on real estate activities                     (25)           (47)          (113)           (25)            7
  Other                                                         788          1,013            350             58            86
Operating expenses                                            9,950          9,802          9,501          9,059         6,921
                                                          --------------------------------------------------------------------
Income before income taxes                                    2,930          2,842          3,765          4,031         4,301
Income tax expense                                              459            480            917          1,250         1,664
                                                          --------------------------------------------------------------------
Net income                                                $   2,471      $   2,362      $   2,848      $   2,781      $  2,637
                                                          ====================================================================
Diluted earnings per common share(1)                      $    1.18      $    1.11      $    1.32      $    1.23      $   1.13
                                                          ====================================================================

(1) Adjusted for the effect of a 2 for 1 stock split declared December 4, 1997.

FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES selected consolidated financial and other data


                                                                  AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                      ------------------------------------------------------
                                                       2001         2000        1999       1998         1997
                                                      ------------------------------------------------------
Selected Operating Ratios: (2)
Average yield earned on interest-earning assets         7.25%       7.47%       7.15%       7.40%       7.54%
Average rate paid on interest-bearing liabilities       4.83        4.79        4.49        4.68        4.48
Average interest rate spread                            2.42        2.68        2.65        2.72        3.07
Net interest margin                                     2.68        2.91        2.98        3.18        3.35
Ratio of interest-earning assets to
   interest-bearing liabilities                       105.87      104.91      107.91      110.80      106.82
Net interest income after provision for loan
   losses to operating expenses                       110.46      116.48      120.82      127.84      142.64
Operating expenses as a percent
   of average assets                                    2.11        2.19        2.23        2.37        2.21
Return on average assets                                0.52        0.53        0.67        0.73        0.84
Return on average equity                                8.42        9.96       11.18       11.13       11.46
Ratio of average equity to average assets               6.22        5.29        5.99        6.54        7.36
Full-service offices at end of period                      7           7           6           6           5
                                                      ------------------------------------------------------
Asset Quality Ratios: (3)
Non-performing loans as a
   percent of gross loans receivable                    0.92%       1.07%       1.39%       1.85%       1.09%
Non-performing assets as a
   percent of total assets                              0.65        0.75        0.77        1.29        1.00
Allowance for loan losses as a
   percent of gross loans receivable                    0.87        0.86        0.84        0.87        0.86
Allowance for loan losses as a
   percent of non-performing loans                     94.74       80.28       60.63       46.92       78.38
Net loans charged-off to average
   loans receivable                                     0.16        0.14        0.03        0.04        0.68
                                                      ------------------------------------------------------
Capital Ratios: (3) (4)
Tangible capital ratio                                  7.76%       8.32%       8.17%       8.27%       8.12%
Core capital ratio                                      7.76        8.32        8.17        8.27        8.12
Risk-based capital ratio                               16.81       17.70       18.80       21.09       19.91
                                                      ------------------------------------------------------

(2)      Adjusted for the effects of tax-free investments.

(3) Asset Quality Ratios and Capital Ratios are end of period ratios, except for the ratio of loan charge-offs to average loans. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated periods. Gross loans receivable are net of loans in process.

(4) Regulatory capital ratios of the Company's wholly owned subsidiary, First Keystone Federal Savings Bank.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         First Keystone Financial, Inc. (the "Company") is the holding company for its wholly owned subsidiary, First Keystone Federal Savings Bank (the "Bank"). For purposes of this discussion, references to the Company will include its wholly owned subsidiaries, unless otherwise indicated. The Company is a community oriented banking organization that focuses on providing customer and business services within its primary market area, consisting of Delaware and Chester counties in the Commonwealth of Pennsylvania.

         The following discussion should be read in conjunction with the Company's consolidated financial statements presented elsewhere herein. The primary asset of the Company is its investment in the Bank and, accordingly, the discussion below with respect to results of operations relates primarily to the Bank.

         The Company's results of operations depend primarily on its net interest income which is the difference between interest income on interest-earning assets, which principally consist of loans, mortgage-related securities and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and Federal Home Loan Bank ("FHLB") advances. The Company's results of operations also are affected by the provision for loan losses (the amount of which reflects management's assessment of the adequacy of the allowance for loan losses), the level of its non-interest income, including service charges and other fees as well as gains and losses from the sale of certain assets, the level of its operating expenses, and income tax expense.

ASSET AND LIABILITY MANAGEMENT

         The principal objectives of the Company's asset and liability management are (1) to evaluate the interest rate risk existing in certain assets and liabilities, (2) determine the level of risk appropriate given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, (3) establish prudent asset concentration guidelines, and (4) manage the assessed risk consistent with Board approved guidelines. Through asset and liability management, the Company seeks to reduce both the vulnerability and volatility of its operations to changes in interest rates and to manage the ratio of interest-rate sensitive assets to interest-rate sensitive liabilities within specified maturities or repricing periods. The Company's actions in this regard are taken under the guidance of the Asset/Liability Committee ("ALCO"), which is chaired by the Chief Financial Officer and comprised of members of the Company's senior management. The ALCO meets on a monthly basis to review, among other things, liquidity and cash flow needs, current market conditions and interest rate environment, the sensitivity to changes in interest rates of the Company's assets and liabilities, the book and market values of assets and liabilities, unrealized gains and losses, and the purchase and sale activity and maturities of investment securities, deposits and borrowings. In addition, the pricing of the Company's residential loans and deposits is reviewed at least weekly while the pricing of loans originated for sale in the secondary market is reviewed daily. The ALCO reports to the Company's Board of Directors no less than once a quarter.

         The Company's primary asset/liability monitoring tool consists of various asset/liability simulation models, which are prepared on a quarterly basis and are designed to capture the dynamics of the balance sheet as well as rate and spread movements and to quantify variations in net interest income under different interest rate scenarios. A more conventional but limited asset/liability monitoring tool involves an analysis of the extent to which assets and liabilities are interest rate sensitive and measures an institution's interest rate sensitivity gap.

         An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. Conversely, during a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Although a conventional gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         For purposes of the table below, annual prepayment assumptions range from 10% to 25% for fixed-rate mortgage loans and mortgage-related securities and 5% to 15% for adjustable-rate mortgage loans and mortgage-related securities. Passbook and statement savings accounts are assumed to decay at a rate of 14.0% per year. Money market deposit accounts ("MMDA") are assumed to decay at a rate of 25% per year. Negotiable order of withdrawal ("NOW") accounts are assumed to decay at a rate of 20% per year. The Bank's passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Bank's experience in retaining such deposits in changing interest rate environments. Borrowed funds are included in the period in which they can be called.

         Management believes that the assumptions used to evaluate the vulnerability of the Bank's operations to changes in interest rates are conservative and considers them reasonable. However, the interest rate sensitivity of the Bank's assets and liabilities as portrayed in the table below could vary substantially if different assumptions are used or actual experience differs from the assumptions used in the table.

         The Company also utilizes an analysis of the market value of portfolio equity, which addresses the estimated change in the value of the Company's equity arising from movements in interest rates. The market value of portfolio equity is estimated by valuing the Company's assets and liabilities under different interest rate scenarios. The extent to which assets gain or lose value in relation to gains or losses of liabilities as interest rates increase or decrease determines the appreciation or depreciation in equity on a market value basis. Market value analysis is intended to evaluate the impact of immediate and sustained shifts of the current yield curve upon the market value of the Company's current balance sheet. See Item 7A in the Company's Annual Report on Form 10-K for the year ended September 30, 2001.

The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of September 30, 2001, based on the information and assumptions set forth above.

                                                                            More Than     More Than
                                                Within        Six to        One Year        Three           Over
                                                 Six          Twelve        to Three       Years to         Five
                                                Months        Months         Years        Five Years        Years            Total
                                             --------------------------------------------------------------------------------------
(Dollars in thousands)

Interest-earning assets:
Loans receivable, net(1)                     $  63,522       $ 27,819       $  59,807       $ 44,553       $  49,661       $245,362
Mortgage-related securities                     41,306         28,701          41,396         13,326           4,333        129,062
Loans held for sale                                225                                                                          225
Investment securities(2)                         6,099            555           6,499          6,685          49,643         69,481
Interest-earning deposits                       15,378                                                                       15,378
                                             --------------------------------------------------------------------------------------
Total interest-earning assets                $ 126,530       $ 57,075       $ 107,702       $ 64,564       $ 103,637       $459,508
                                             --------------------------------------------------------------------------------------
Interest-bearing liabilities:
Deposits                                     $ 122,315       $ 57,903       $  72,601       $ 47,981       $  10,801       $311,601
Borrowed funds                                  71,000                         39,638         15,000             432        126,070
                                             --------------------------------------------------------------------------------------
Total interest-bearing liabilities           $ 193,315       $ 57,903       $ 112,239       $ 62,981       $  11,233       $437,671
                                             --------------------------------------------------------------------------------------
Excess (deficiency) of interest-earning
assets over interest-bearing liabilities     $ (66,785)      $   (828)      $  (4,537)      $  1,583       $  92,404       $ 21,837
                                             ======================================================================================
Cumulative (deficiency) excess of
interest-earning assets over
interest-bearing liabilities                 $ (66,785)      $(67,613)      $ (72,150)      $(70,567)      $ 21,837
                                             ======================================================================================
Cumulative (deficiency) excess of
interest-earning assets over
interest-bearing liabilities as a
percentage of total assets                      (13.66)%      (13.83)%        (14.75)%       (14.43)%         4.47%
                                             ======================================================================================


(1) Balances have been reduced for non-accruing loans, which amounted to $2.3 million at September 30, 2001.

(2)      Balance includes Federal Home Loan Bank stock.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGES IN FINANCIAL CONDITION

         GENERAL. Total assets of the Company increased by $25.6 million, or 5.5%, from $463.5 million at September 30, 2000 to $489.1 million at September 30, 2001. The increase primarily reflected growth of investments and mortgage-related securities available for sale and, to a lesser extent, the net loan portfolio partially offset by decreases in cash and cash equivalents and prepaid expenses and other assets. The asset growth was primarily funded by increases in customer deposits.

         CASH AND INVESTMENTS. Cash and investments (including investments available for sale) decreased by $634,000, or 0.8%, to $81.7 million at September 30, 2001 compared to $82.3 million at September 30, 2000. The small decrease was due to the reinvestment of any additional cash and investment cash flows into loan and mortgage-related securities products.

         LOANS HELD FOR SALE AND LOANS RECEIVABLE, NET. Aggregate loans receivable (loans receivable, net and loans held for sale) increased $14.1 million or 6.0% to $247.9 million at September 30, 2001 compared to $233.8 million at September 30, 2000. Reflecting the Company's increased focus on commercial and consumer lending, multi-family and commercial real estate (including construction) and commercial business loans increased in the aggregate $13.8 million, or 27.7%, and consumer loans increased $3.0 million, or 12.7%, from the prior fiscal year partially offset by a decrease in loans held for sale of $2.9 million. The decrease in loans held for sale reflected the decision to cease originating and selling into the secondary market non-conforming, non-agency subprime mortgage loans due to management's analysis of the profitability of this line of business.

         MORTGAGE-RELATED SECURITIES AND MORTGAGE-RELATED SECURITIES AVAILABLE FOR SALE. Mortgage-related securities and mortgage-related securities available for sale increased in the aggregate by $19.7 million, or 18.1%, to $129.1 million at September 30, 2001 compared to $109.3 million at September 30, 2000. The increase was the result of the reinvestment of the proceeds of the sale of $24.3 million of low-yielding, fixed-rate securities from the Company's available for sale portfolio during the fourth quarter of fiscal 2000 as part of the Company's asset and liability management strategy. The proceeds of the restructuring were invested in higher yielding securities with shorter maturities as well as adjustable-rate assets to improve the Company's interest rate risk profile and net interest income.

         NON-PERFORMING ASSETS. The Company's total non-performing loans (including troubled debt restructurings) and real estate owned decreased modestly to $3.2 million, or 0.7% of total assets, at September 30, 2001 compared to $3.5 million at the end of the prior fiscal year. The reduction in non-performing assets in fiscal 2001 was primarily attributable to a decrease of $213,000, or 8.5%, in non-performing loans combined with a decline in real estate owned of $60,000 to $887,000, or .2%, of total assets at September 30, 2001. Non-performing assets consist primarily of single-family residential loans.

         DEPOSITS. Deposits increased by $39.0 million, or 14.3%, from $272.6 million at September 30, 2000 to $311.6 million at September 30, 2001. This increase was partially due to a $22.3 million, or 20.9%, increase in the Company's core accounts (non-interest bearing, NOW, passbook, and MMDA accounts) as a result of the Company's continued emphasis on these deposit accounts. Certificates of deposit increased as well, but at a slower pace, increasing by $16.7 million, or 10.1%, to $182.2 million in the current fiscal year.

         BORROWINGS. The Company's total borrowings decreased $16.8 million to $126.1 million at September 30, 2001 from $142.9 million at September 30, 2000 as the Company used deposit inflows to fund asset growth and repay overnight borrowings. The FHLB advances have a weighted average interest rate of 5.4% at September 30, 2001. See Note 9 to the Consolidated Financial Statements for further information.

         EQUITY. At September 30, 2001, total stockholders' equity was $30.6 million, or 6.3% of total assets, compared to $26.6 million, or 5.7% of total assets, at September 30, 2000. The $4.1 million increase was due to net income for the year of $2.5 million and an $5.1 million improvement in net unrealized gains on available for sale securities partially offset by the cost of the repurchasing of 225,172 shares of common stock at an aggregate price of $3.0 million (an average per share price of $13.53) and the payment of $693,000 in dividends. The increase in the unrealized gains on available for sale securities was due to significant declines in market interest rates which increased the value of the Company's investment and mortgage-related securities available for sale.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID. The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods; yields were adjusted for the effects of tax-free investments using the statutory tax rate.

                                                                                 YEAR ENDED SEPTEMBER 30,
                                       ------------------------------------------------------------------------------------
                                       YIELD/COST                  2001                                 2000
                                                   ------------------------------------------------------------------------
                                          AT                                  AVERAGE                             Average
                                       SEPT. 30,     AVERAGE                  YIELD/      Average                  Yield/
                                         2001        BALANCE      INTEREST     COST       Balance     Interest      Cost
                                       ------------------------------------------------------------------------------------
                                                                                     (Dollars in Thousands)
Interest-earning assets:
  Loans receivable(1) (2)                 7.39%     $237,419      $ 18,711     7.88%     $232,807     $ 18,533      7.96%
  Mortgage-related securities(2)          6.45       130,283         8,605     6.60       125,246        8,582      6.85
  Investment securities(2)                6.59        63,545         4,396     6.92        51,331        3,809      7.42
  Other interest-earning assets           2.80        14,165           560     3.95        11,807          551      4.67
                                                    ----------------------               ---------------------
    Total interest-earning assets         6.86       445,412      $ 32,272     7.25       421,191     $ 31,475      7.47
                                                    ----------------------               ---------------------
Non-interest-earning assets                           26,389                               26,738
                                                    --------                             --------
  Total assets                                      $471,801                             $447,929
                                                    ========                             ========
Interest-bearing liabilities:
  Deposits                                4.03      $294,731      $ 13,062     4.43      $268,157     $ 11,352      4.23
  FHLB advances and other borrowings      5.41       125,988         7,267     5.77       133,330        7,879      5.90
                                                    ----------------------               ---------------------
    Total interest-bearing liabilities    4.43       420,719        20,329     4.83       401,487       19,231      4.79
                                                    ----------------------               ---------------------
Interest rate spread                      2.43                                 2.42                                 2.68

Non-interest-bearing liabilities                      21,744                               22,732
                                                    --------                             --------
  Total liabilities                                  442,463                              424,219
Stockholders' equity                                  29,338                               23,710
                                                    --------                             --------
  Total liabilities and stockholders'
    equity                                          $471,801                             $447,929
                                                    ========                             ========
  Net interest-earning assets                       $ 24,693                             $ 19,704
                                                    ========                             ========
Net interest income/net interest                                    11,943     2.68%                    12,244      2.91%
    margin(3)                                                                  ====                                 ====

Less: tax equivalent adjustments                                      (412)                               (407)
                                                                  --------                            --------
  Net interest income                                             $ 11,531                            $ 11,837
                                                                  ========                            ========
Ratio of average interest-earning
  assets to average interest-bearing
   liabilities                                        105.87%                              104.91%
                                                    ========                             ========


                                     ----------------------------------
                                                       1999
                                     ----------------------------------
                                                                Average
                                          Average                Yield/
                                          Balance    Interest    Cost
                                     ---------------------------------

Interest-earning assets:
  Loans receivable(1) (2)               $218,784     $ 17,366    7.94%
  Mortgage-related securities(2)         127,572        7,965    6.24
  Investment securities(2)                49,273        3,363    6.83
  Other interest-earning assets           11,600          414    3.57
                                        ---------------------
    Total interest-earning assets        407,229     $ 29,108    7.15
                                        ---------------------
Non-interest-earning assets               18,261
                                        --------
  Total assets                          $425,490
                                        ========
Interest-bearing liabilities:
  Deposits                              $255,536     $ 10,265    4.02
  FHLB advances and other borrowings     121,829        6,691    5.49
                                        ---------------------
    Total interest-bearing liabilities   377,365       16,956    4.49
                                        ---------------------
Interest rate spread                                             2.65

Non-interest-bearing liabilities          22,643
                                        --------
  Total liabilities                      400,008
Stockholders' equity                      25,482
                                        --------
  Total liabilities and stockholders'
    equity                              $425,490
                                        ========
  Net interest-earning assets           $ 29,864
                                        ========
Net interest income/net interest                       12,152    2.98%
    margin(3)                                                    ====

Less: tax equivalent adjustments                         (414)
                                                     --------
  Net interest income                                $ 11,738
                                                     ========
Ratio of average interest-earning
  assets to average interest-bearing
   liabilities                           107.91%
                                        ========

(1)  Includes non-accrual loans.

(2)  Includes assets classified as either available for sale or held for sale.

(3)  Net interest income divided by interest-earning assets.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         RATE/VOLUME ANALYSIS. The following table describes the extent to which changes in interest rates and changes in the volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                         YEAR ENDED SEPTEMBER 30,
                                                ---------------------------------------------------------------------
                                                           2001 VS. 2000                          2000 vs. 1999
                                                ---------------------------------------------------------------------
                                                      INCREASE (DECREASE) DUE TO           Increase (Decrease) Due To
                                                ---------------------------------------------------------------------
                                                                      TOTAL INCREASE                      Total Increase
                                                   RATE     VOLUME      (DECREASE)      Rate     Volume     (Decrease)
                                                ---------------------------------------------------------------------
Interest-earnings assets:
  Loans receivable(1)                           $  (182)    $   360     $   178        $   51    $ 1,116     $1,167
  Mortgage-related securities(1)                   (208)        231          23           758       (141)       617
  Investment securities(1) (2)                     (234)        821         587           302        144        446
  Other interest-earning assets                     (29)         38           9           130          7        137
                                                ---------------------------------------------------------------------
    Total interest-earning assets                  (653)      1,450         797         1,241      1,126      2,367
                                                ---------------------------------------------------------------------
Interest-bearing liabilities:
  Deposits                                          549       1,161       1,710           567        520      1,087
  FHLB advances and other borrowings               (185)       (427)       (612)          542        646      1,188
                                                ---------------------------------------------------------------------
    Total interest-bearing liabilities              364         734       1,098         1,109      1,166      2,275
                                                ---------------------------------------------------------------------
  Increase (decrease) in net interest income    $(1,017)    $   716     $  (301)       $  132    $   (40)    $   92
                                                ---------------------------------------------------------------------

(1)   Includes assets classified as either available for sale or held for sale.

(2)   The above table is presented on a tax-equivalent basis.

RESULTS OF OPERATIONS

         GENERAL. The Company reported net income of $2.5 million, $2.4 million and $2.8 million for the years ended September 30, 2001, 2000 and 1999, respectively.

         The $109,000 increase in net income for the year ended September 30, 2001 compared to the year ended September 30, 2000 was primarily due to the $662,000, or 54.0%, increase in non-interest income offset by a 426,000, or 3.7% decrease in net interest income after provision for loan losses combined with a $148,000, or 1.5% increase in non-interest expense.

         The $486,000 decrease in net income for the year ended September 30, 2000 compared to the year ended September 30, 1999 was primarily due to the $560,000, or 31.3%, decrease in non-interest income combined with a $301,000, or 3.17% increase in non-interest expense offset, in part, by a $437,000, or 47.7% decrease in income tax expense.

         NET INTEREST INCOME. Net interest income is determined by the interest rate spread (the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. All percentages are reported on a fully tax-equivalent basis. The Company's average interest-rate spread was 2.42%, 2.68% and 2.65% for the years ended September 30, 2001, 2000 and 1999, respectively. The Company's interest-rate spread was 2.43% at September 30, 2001. The Company's net interest margin (net interest income as a percentage of average interest-earning assets) was 2.68%, 2.91% and 2.98% for the years ended September 30, 2001, 2000 and 1999, respectively. In fiscal 2001, the Company's net interest spread and net interest margin were adversely impacted by the significant interest rate decreases implemented by the Board of Governors of the Federal Reserve System. Due to the repricing characteristics of the Company's interest-earning assets, they repriced downward more rapidly than its interest-bearing liabilities.

         Net interest income decreased to $11.5 million in fiscal 2001 as compared to $11.8 million in fiscal 2000. The $306,000, or 2.6%, decrease came as a result of a $1.1 million increase in interest expense partially offset by a $792,000 increase in interest income.

         Net interest income increased slightly to $11.8 million in the year ended September 30, 2000 as compared to $11.7 million in fiscal 1999. The reason for

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the increase was a greater increase in total interest income than in total interest expense.

         INTEREST INCOME. Total interest income amounted to $31.9 million for the year ended September 30, 2001 compared to $31.1 million for the year ended September 30, 2000. The increase in fiscal 2001 was primarily due to a $610,000, or 4.9%, increase in interest income from investments and mortgage-related securities as a result of a $17.3 million, or 9.8%, increase in the average balance of the securities portfolio offset, in part, by a 31 basis point decrease (with 100 basis points being equal to 1.0%) in the yield earned thereon. The increase in the average balance was due to the reinvestment of cash on hand at the end of fiscal 2000 resulting from the sale of $24.3 million of securities as part of the Company's asset/liability management strategy as well as maintaining leverage on the Company's balance sheet to maximize earnings. The decline in yield was due to the declining interest rate environment existing during most of fiscal 2001 as a result of cuts in rates by the Federal Reserve. Additionally, interest income on loans increased $178,000, or 1.0%, due to a $4.6 million, or 2.0%, increase in the average balance thereof offset by a 6 basis point decrease in the average yield earned. The increase in the average balances of loans was due to increases in the commercial and consumer lending areas reflecting the Company's continued emphasis on expanding its commercial and consumer loan portfolio since such loans generally bear higher rates of interest and have shorter contractual maturities.

         The $2.4 million, or 8.3%, increase in total interest income during the year ended September 30, 2000 as compared to fiscal 1999 was due to a $1.2 million, or 6.7%, increase in interest income earned on the loan portfolio primarily as a result of a $14.0 million, or 6.4%, increase in the average balance of the loan portfolio. The increase in the average balance of the loan portfolio in fiscal 2000 reflected the effects of increased originations of multi-family and commercial real estate and home equity loans. Also contributing to the increase was higher interest income on mortgage-related securities, investments and other interest-earning assets which increased $1.2 million, or 10.7%, primarily due to a 64 basis point increase in the yield earned due to increases in the market rates of interest in fiscal 2000.

         INTEREST EXPENSE. Total interest expense increased by $1.1 million, or 5.7%, during the year ended September 30, 2001 compared to fiscal 2000 due to a $1.7 million increase in interest expense on deposits partially offset by a $612,000 decrease in interest expense on borrowings. The increase in interest expense on deposits was due to a $26.6 million increase in the average balance of deposits and a 20 basis point increase in the average rate paid thereon. The decrease in interest expense on borrowings was due to a $7.3 million decrease in the average balance of borrowings combined with an 13 basis point decrease in the average rate paid. The increased level of deposits was due to the Company's increased marketing of its core deposit products and was used to fund loan originations, purchases of investment and mortgage-related securities and to repay higher rate shorter term borrowings. The increase in the rates paid on deposits was due to rising short-term interest rates experienced during the latter part of calendar year 2000.

         Total interest expense amounted to $19.2 million for the year ended September 30, 2000 as compared to $17.0 million for fiscal 1999. The $2.2 million, or 13.4%, increase in interest expense in fiscal 2000 compared to fiscal 1999 was due to a $1.2 million increase in interest expense on borrowings and a $1.1 million increase in interest expense on deposits. The increase in interest expense on borrowings was due to a $11.5 million increase in the average balance and by a 41 basis point increase in the average rate paid on borrowings. The increase in interest paid on deposits was due to a $12.6 million increase in the average balance of deposits combined with a 21 basis point increase in the average rate paid. The increased level of borrowings and deposits was used to fund loan originations and the purchase of mortgage-related and investment securities. The increase in the average rate paid on deposits and borrowings was due to rising short-term interest rates during fiscal 2000 as the Federal Reserve increased the discount rate in order to slow the economy.

         PROVISIONS FOR LOAN LOSSES. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan and loans held for sale portfolios. Management of the Company assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. For the year ended September 30, 2001, the provision for loan losses was $540,000 as compared to $420,000 and $259,000 for fiscal 2000 and 1999,

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

respectively. The increases in fiscal 2001 and 2000 were due to the Company's increasing investment in commercial real estate and commercial business loans which are generally considered to have greater inherent risk of loss than single-family residential lending. At September 30, 2001, the Company's allowance for loan losses totalled $2.2 million which amounted to 94.7% of total non-performing loans and .87% of gross loans receivable.

         Although management of the Company believes that the Company's allowance for loan losses was adequate at September 30, 2001, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgments about information available to them at the time of their examination.

         NON-INTEREST INCOME. For the year ended September 30, 2001, the Company reported non-interest income of $1.9 million compared to $1.2 million for the year ended September 30, 2000. The primary reason for the $662,000, or 54.0%, increase in non-interest income in fiscal 2001 was the recognition in the prior fiscal year of a $886,000 loss on the sale of investments and mortgage-related securities offset in part by a $278,000 distribution of common stock included in other income in connection with an insurance company demutualization. The loss on sale was incurred in connection with an asset restructuring undertaken in the fourth quarter of fiscal 2000 as a part of the Company's asset/liability management strategy. In addition, gains on loans held for sale declined $84,000 during fiscal 2001 due to the Company ceasing origination of sub-prime loans offset partially by a $51,000 increase in cash surrender value of the Company's Bank Owned Life Insurance ("BOLI").

         The $560,000, or 31.3%, decrease in non-interest income for the year ended September 30, 2000 as compared to fiscal 1999 was primarily due to a $886,000 loss on sale of $24.3 million of investment and mortgage-related securities combined with a $119,000 decrease in gain on sale of loans held for sale. These decreases were partially offset by a $322,000 increase in cash surrender value related to BOLI policies purchased during fiscal 2000 and 1999 in order to fund its various employee benefit obligations and a $341,000 increase in other income primarily due to a distribution of common stock, with a value of $278,000 at the date of issue, in connection with the demutualization of an insurance company.

         OPERATING EXPENSES. Operating expenses include compensation and employee benefits, occupancy and equipment expense, Federal Deposit Insurance Corporation ("FDIC") deposit insurance premiums, professional fees, data processing expense, advertising and other items. Operating expenses increased $148,000, or 1.5%, for the year ended September 30, 2001 compared to the year ended September 30, 2000 and amounted to $10.0 million in fiscal 2001 compared to $9.8 million in fiscal 2000. The primary reason for the increase of operating expenses for fiscal 2001 was a $337,000 increase in salaries and employee benefits offset, in part, by a $75,000 and $94,000 decrease in professional fees and advertising expenses, respectively. Salaries and employee benefits increased due to general compensation increases and increased costs of employee benefit plans.

         Operating expenses increased $301,000, or 3.2%, to $9.8 million for the year ended September 30, 2000 compared to the year ended September 30, 1999. The primary reason for the increase in operating expenses in fiscal 2000 was a $239,000, or 40.9%, increase in professional fees, a $184,000, or 5.2%, increase in salaries and employee benefits expenses, and a $100,000, or 28.2%, increase in advertising expense partially offset by a $310,000, or 88.6%, decrease in the provision for real estate owned losses and a $67,000, or 45.6%, decrease in FDIC insurance premiums. Expansion of the branch network, through the opening of a new branch office, contributed to both the increased occupancy and equipment expense and compensation expense. Compensation expense also increased due to general salary increases and the addition of personnel.

         INCOME TAXES. The Company recognized income tax expense of $459,000, or 15.7%, of pre-tax income, for the year ended September 30, 2001, compared to $480,000, or 16.9%, of pre-tax income, for the year ended September 30, 2000. The Company recognized income tax expense of $917,000, or 24.4%, of pre-tax income, for fiscal 1999. The primary reason for the decrease in the Company's effective tax rate was the increase in tax-free income resulting from purchases of tax-exempt securities and BOLI as the Company employed various strategies to reduce taxes. In addition, fiscal 2000 income tax expense was further

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

reduced by the loss incurred on the sale of securities in the fourth quarter.


LIQUIDITY AND CAPITAL RESOURCES

         The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-related securities, sales of loans, maturities of investment securities and other short-term investments, borrowings and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan and mortgage-related securities prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Company has the ability to obtain advances from the FHLB of Pittsburgh through several credit programs with the FHLB in amounts not to exceed the Bank's maximum borrowing capacity and subject to certain conditions, including holding a predetermined amount of FHLB stock as collateral. As an additional source of funds, the Company has access to the Federal Reserve discount window, but only after it has exhausted its access to the FHLB of Pittsburgh. At September 30, 2001, the Company had $126.1 million of outstanding advances from the FHLB of Pittsburgh.


         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer term basis, the Company maintains a strategy of investing in various lending products and mortgage-related securities. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-related and investment securities. At September 30, 2001, the total of approved loan commitments outstanding amounted to $8.3 million. At the same date, commitments under unused lines of credit and loans in process on construction loans amounted to an aggregate of $23.8 million. Certificates of deposit scheduled to mature in one year or less at September 30, 2001 totalled $149.9 million. Based upon its historical experience, management believes that a significant portion of maturing deposits will remain with the Company.

         The OTS requires that the Bank meet minimum regulatory tangible, core, tier 1 risk-based and total risk-based capital requirements. At September 30, 2001, the Bank exceeded all regulatory capital requirements and was deemed a well capitalized institution for regulatory purposes. See Note 12 to the Consolidated Financial Statements.

         The Company's assets consist primarily of its investment in the Bank and investments in various corporate debt and equity instruments. Its only material source of income consists of earnings from its investment in the Bank and interest and dividends earned on other investments. The Company, as a separately incorporated holding company, has no significant operations other than serving as the sole stockholder of the Bank and paying interest to its subsidiary, First Keystone Capital Trust I, for junior subordinated debt issued in conjunction with the issuance of trust preferred securities. See Note 17 to the Consolidated Financial Statements. On an unconsolidated basis, the Company has no paid employees. The expenses primarily incurred by the Company relate to its reporting obligations under the Securities Exchange Act of 1934, related expenses incurred as a publicly traded company, and expenses relating to the issuance of the trust preferred securities and the junior subordinated debentures issued in connection therewith.

Management believes that the Company has adequate liquidity available to respond to its liquidity demands. Under applicable federal regulations, the Bank may pay dividends to the Company (as sole stockholder) within certain limits after providing written notice to the OTS. See Note 12 of the Consolidated Financial Statements.


RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective as follows:
(a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and (b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company believes the adoption of these statements will have no impact on the Company's consolidated financial statements since it doesn't have any goodwill or other unidentifiable intangibles.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of the APB No. 30, "Reporting of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement is effective for fiscal years beginning after December 15, 2001. The Company has not made a final determination of the impact of adopting this statement.

IMPACT OF INFLATION AND CHANGING PRICES

         The Consolidated Financial Statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure and repricing characteristics of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

FORWARD LOOKING STATEMENTS

         In this Annual Report, the Company has included certain "forward looking statements" concerning the future operations of the Company. It is management's desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. This statement is for the express purpose of availing the Company of the protections of such safe harbor with respect to all "forward looking statements" contained in this Annual Report. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. Such forward looking statements may be identified by the use of words such as "believe", "expect", "should", "estimated", and "potential." Examples of forward looking statements include, but are not limited to, estimates with respect to the financial condition, business strategy, expected or anticipated revenue, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. Factors that could affect results include interest rate trends, deposit flows, competition, the general economic climate in Delaware and Chester Counties, the mid-Atlantic region and the country as a whole, loan demand, real estate values, loan delinquency rates, changes in federal and state regulation, and other uncertainties described in the Company's filings with the Securities and Exchange Commission, including its Form 10-K for the year ended September 30, 2001. These factors should be considered in evaluating the "forward looking statements", and undue reliance should not be placed on such statements. The Company assumes no obligation to update forward looking statements.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street                                     [DELOITTE & TOUCHE LOGO]
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246 2300
Fax: (215) 569 2441
www.us.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
First Keystone Financial, Inc. and subsidiaries
Media, Pennsylvania 19063

We have audited the accompanying consolidated statements of financial condition of First Keystone Financial, Inc. and subsidiaries (the "Company") as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of First Keystone Financial, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in accordance with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
November 15, 2001

[DELOITTE TOUCHE TOHMATSU LOGO]

FIRST KEYSTONE FINANCIAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(dollars in thousands, except per share data)

                                                                                              SEPTEMBER 30
                                                                                      ---------------------------
                                                                                          2001            2000
                                                                                      ---------------------------
ASSETS
Cash and amounts due from depository institutions                                     $   3,753         $   2,891
Interest-bearing deposits with depository institutions                                   15,378            37,223
                                                                                      ---------------------------
   Total cash and cash equivalents                                                       19,131            40,114
Investment securities available for sale                                                 62,564            42,215
Mortgage-related securities available for sale                                          117,608            96,257
Loans held for sale                                                                         225             3,099
Mortgage-related securities held to maturity - at amortized cost
   (approximate fair value of $11,550 and $12,580 at September 30, 2001
   and 2000, respectively)                                                               11,454            13,056
Loans receivable (net of allowance for loan losses of $2,181 and $2,019
   at September 30, 2001 and 2000, respectively)                                        247,664           230,686
Accrued interest receivable                                                               3,353             3,373
Real estate owned                                                                           887               947
Federal Home Loan Bank stock--at cost                                                     6,917             6,672
Office properties and equipment--net                                                      3,690             3,624
Deferred income taxes                                                                                       2,319
Cash surrender value of life insurance                                                   14,021            13,136
Prepaid expenses and other assets                                                         1,536             7,965
                                                                                      ---------------------------
   Total Assets                                                                       $ 489,050         $ 463,463
                                                                                      ===========================
LIABILITIES, MINORITY INTEREST IN SUBSIDIARY AND STOCKHOLDERS' EQUITY

Liabilities:
   Deposits                                                                           $ 311,601         $ 272,562
   Advances from Federal Home Loan Bank                                                 126,070           132,902
   Securities sold under agreements to repurchase                                                          10,000
   Accrued interest payable                                                               1,804             2,294
   Advances from borrowers for taxes and insurance                                          696               772
   Deferred income taxes                                                                    282
   Accounts payable and accrued expenses                                                  1,776             2,164
                                                                                      ---------------------------
     Total liabilities                                                                  442,229           420,694
                                                                                      ---------------------------
Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated
   debentures of the Company                                                             16,200            16,200
                                                                                      ---------------------------
Stockholders' Equity:
   Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued
   Common stock, $.01 par value, 20,000,000 shares authorized; issued and outstanding: September 30, 2001 and 2000, 2,033,707
     and 2,251,716 shares, respectively                                                      14                14
   Additional paid-in capital                                                            13,536            13,491
   Common stock acquired by stock benefit plans                                          (1,147)           (1,287)
   Treasury stock at cost; 686,293 and 468,284 shares at September 30, 2001
     and 2000, respectively                                                              (8,583)           (5,622)
   Accumulated other comprehensive income (loss)                                          2,664            (2,386)
   Retained earnings--partially restricted                                               24,137            22,359
                                                                                      ---------------------------
     Total stockholders' equity                                                          30,621            26,569
                                                                                      ---------------------------
   Total Liabilities, Minority Interest in Subsidiary and Stockholders' Equity        $ 489,050         $ 463,463
                                                                                      ===========================

See notes to consolidated financial statements.
                                                                              19

FIRST KEYSTONE FINANCIAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


(dollars in thousands, except per share data)

                                                               Year Ended September 30
                                                        ------------------------------------
                                                            2001          2000          1999
                                                        ------------------------------------
INTEREST INCOME:

Interest on:
   Loans                                                $ 18,711      $ 18,533      $ 17,366
   Mortgage-related securities                             8,605         8,582         7,965
   Investment securities:
     Taxable                                               2,030         1,523         1,443
     Tax-exempt                                            1,370         1,311         1,077
     Dividends                                               584           568           429
   Interest-bearing deposits                                 560           551           414
                                                        ------------------------------------
        Total interest income                             31,860        31,068        28,694
                                                        ------------------------------------

INTEREST EXPENSE:

Interest on:
   Deposits                                               13,062        11,352        10,265
   Federal Home Loan Bank advances                         7,265         6,758         5,511
   Securities sold under agreements to repurchase              2         1,121         1,180
                                                        ------------------------------------
        Total interest expense                            20,329        19,231        16,956
                                                        ------------------------------------
Net interest income                                       11,531        11,837        11,738
Provision for loan losses                                    540           420           259
                                                        ------------------------------------
Net interest income after provision for loan losses       10,991        11,417        11,479
                                                        ------------------------------------
NON-INTEREST INCOME (LOSS):
Service charges and other fees                               952           941           934
Net gain (loss) on sale of:
   Investments and mortgage-related securities                52          (886)          291
   Loans held for sale                                       122           206           325
   Real estate owned                                          49            52            25
Real estate operations                                       (74)          (99)         (138)
Increase in cash surrender value                             664           613           291
Other income                                                 124           400            59
                                                        ------------------------------------
        Total non-interest income                          1,889         1,227         1,787
                                                        ------------------------------------

NON-INTEREST EXPENSE:

Salaries and employee benefits                             4,088         3,751         3,567
Occupancy and equipment                                    1,178         1,117         1,030
Professional fees                                            749           824           585
Federal deposit insurance premium                             55            80           147
Data processing                                              401           401           386
Advertising                                                  360           454           354
Provision for real estate owned losses                                      40           350
Minority interest in expense of subsidiary                 1,571         1,571         1,571
Other                                                      1,548         1,564         1,511
                                                        ------------------------------------
        Total non-interest expense                         9,950         9,802         9,501
                                                        ------------------------------------
Income before income tax expense                           2,930         2,842         3,765
Income tax expense                                           459           480           917
                                                        ------------------------------------
        Net income                                      $  2,471      $  2,362      $  2,848
                                                        ====================================
Earnings per common share:
   Basic                                                $   1.22      $   1.14      $   1.40
   Diluted                                              $   1.18      $   1.11      $   1.32

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


(dollars in thousands)

                                                                      Common
                                                                      stock                  Accumulated    Retained
                                                       Additional   acquired by                 other      earnings-       Total
                                               Common   paid-in    stock benefit  Treasury  comprehensive  partially   stockholders'
                                               stock    capital        plans       stock    income (loss)  restricted     equity
                                              -------------------------------------------------------------------------------------
Balance at October 1, 1998                      $14     $13,204      $ (1,789)    $ (4,575)  $    1,487      $18,323     $26,664
                                              -------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                                                     2,848       2,848
Other comprehensive income, net of tax:
Net unrealized loss on securities
   net of reclassification adjustment(1)                                                         (4,479)                  (4,479)
                                              -------------------------------------------------------------------------------------
Comprehensive loss                                                                                                        (1,631)
                                              -------------------------------------------------------------------------------------
ESOP stock committed to be released                                       117                                                117
Excess of fair value above cost of ESOP and
   RRP shares committed to be released                      204                                                              204
RRP amortization                                                          141                                                141
Purchase of treasury stock                                                          (1,047)                               (1,047)
Dividends paid                                                                                                  (544)       (544)
                                              -------------------------------------------------------------------------------------
Balance at September 30, 1999                   14       13,408        (1,531)      (5,622)      (2,992)      20,627      23,904
                                              -------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                                                     2,362       2,362
Other comprehensive income, net of tax:
   Net unrealized gain on securities
      net of reclassification adjustment(1)                                                         606                      606
                                              -------------------------------------------------------------------------------------
Comprehensive income                                                                                                       2,968
                                              -------------------------------------------------------------------------------------
ESOP stock committed to be released                                       127                                                127
Excess of fair value above cost of ESOP and
   RRP shares committed to be released                       83                                                               83
RRP amortization                                                          117                                                117
Dividends paid                                                                                                  (630)       (630)
                                              -------------------------------------------------------------------------------------
Balance at September 30, 2000                   14       13,491        (1,287)      (5,622)      (2,386)      22,359      26,569
                                              -------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                                                     2,471       2,471
Other comprehensive income, net of tax:
   Net unrealized gain on securities
      net of reclassification adjustment(1)                                                       5,050                    5,050
                                              -------------------------------------------------------------------------------------
Comprehensive income                                                                                                       7,521
                                              -------------------------------------------------------------------------------------
ESOP stock committed to be released                                       140                                                140
Excess of fair value above cost of ESOP
   shares committed to be released                          111                                                              111
Exercise of stock options                                   (66)                        84                                    18
Purchase of treasury stock                                                          (3,045)                               (3,045)
Dividends paid                                                                                                  (693)       (693)
                                              -------------------------------------------------------------------------------------
Balance at September 30, 2001                   $14     $13,536      $ (1,147)     $(8,583)  $    2,664      $24,137     $30,621
                                              =====================================================================================


(1)  Disclosure of reclassification amount, net of tax for the years ended:

                                                                                              2001       2000        1999
                                                                                          --------------------------------
        Net unrealized appreciation (depreciation) arising during the year                 $ 5,084    $ 1,191    $ (4,671)
        Less: reclassification adjustment for net gains (losses) included in net income         34       (585)        192
                                                                                          --------------------------------
        Net unrealized gain (loss) on securities                                           $ 5,050    $   606    $ (4,479)
                                                                                          ================================

See notes to consolidated financial statements.

FIRST KEYSTONE FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


(dollars in thousands)

                                                                              Year Ended September 30
                                                                     --------------------------------------
                                                                          2001          2000          1999
                                                                     --------------------------------------
OPERATING ACTIVITIES:
  Net income                                                          $  2,471      $  2,362      $  2,848
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Provision for depreciation and amortization                            429           424           444
    Amortization of discounts                                             (123)         (261)         (288)
    (Gain) loss on sales of:
       Loans held for sale                                                (122)         (206)         (325)
       Investment securities available for sale                            (14)          120          (291)
       Mortgage-related securities available for sale                      (38)          766
       Real estate owned                                                   (49)          (52)          (25)
    Provision for loan losses                                              540           420           259
    Provision for real estate owned losses                                                40           350
    Amortization of stock benefit plans                                    251           327           462
    Distribution of policy value in demutualization                                     (278)
    Changes in assets and liabilities which provided (used) cash:
       Origination of loans held for sale                              (20,685)      (39,531)      (46,199)
       Loans sold in the secondary market                               23,559        38,224        47,206
       Deferred income taxes                                                             100          (140)
       Accrued interest receivable                                          20          (277)           21
       Prepaid expenses and other assets                                 5,544        (6,390)      (11,746)
       Accrued interest payable                                           (490)          (27)          638
       Accounts payable and accrued expenses                              (388)       (1,328)        1,401
                                                                     --------------------------------------
         Net cash provided by (used in) operating activities            10,905        (5,567)       (5,385)
                                                                     --------------------------------------
INVESTING ACTIVITIES:
  Loans originated                                                     (70,781)      (63,434)      (96,238)
  Purchases of:
    Investment securities available for sale                           (32,137)       (3,033)      (24,949)
    Mortgage-related securities available for sale                     (58,663)      (15,838)      (45,895)
  Purchase of FHLB stock                                                  (245)         (515)       (1,078)
  Proceeds from sales of investment and
    mortgage-related securities available for sale                      14,931        23,401         6,791
  Proceeds from sales of real estate owned                                 849           560         2,373
  Principal collected on loans                                          53,046        58,268        67,481
  Proceeds from maturities, calls or repayments of:
    Investment securities available for sale                             7,000                      12,075
    Mortgage-related securities available for sale                      34,782        14,652        44,031
    Mortgage-related securities held to maturity                         1,594         1,433         4,221
  Purchase of property and equipment                                      (495)         (972)         (908)
  Net expenditures on real estate acquired through
     foreclosure and in development                                       (180)         (253)          (23)
                                                                     --------------------------------------
         Net cash (used in) provided by investing activities           (50,299)       14,269       (32,119)
                                                                     --------------------------------------
FINANCING ACTIVITIES:
  Net increase in deposit accounts                                      39,039        11,736        13,515
  Net (decrease) increase in FHLB advances and
     other borrowings                                                  (16,832)          465        21,559
  Net decrease in advances from
      borrowers for taxes and insurance                                    (76)         (174)          (90)
  Proceeds from exercise of stock options                                   18
  Purchase of treasury stock                                            (3,045)                     (1,047)
  Cash dividends                                                          (693)         (630)         (544)
                                                                     --------------------------------------
         Net cash provided by financing activities                      18,411        11,397        33,393
                                                                     --------------------------------------
(Decrease) increase in cash and cash equivalents                       (20,983)       20,099        (4,111)
Cash and cash equivalents at beginning of year                          40,114        20,015        24,126
                                                                     --------------------------------------
Cash and cash equivalents at end of year                              $ 19,131      $ 40,114      $ 20,015
                                                                     ======================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest on deposits and borrowings                 $ 24,427      $ 19,258      $ 16,318
Cash payments of income taxes                                              125           550           915
Transfers of loans receivable into real estate owned                       872         1,177         1,317

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)


1.  NATURE OF OPERATIONS AND ORGANIZATION STRUCTURE

    First Keystone Financial, Inc. (the "Company") is a unitary thrift holding company incorporated in the Commonwealth of Pennsylvania in 1989. The primary business of the Company is in the operation of First Keystone Federal Savings Bank (the "Bank"), a federally chartered stock bank founded in 1934. The Bank offers a wide variety of commercial and retail products through its branch system located in Delaware and Chester counties in Pennsylvania. The Bank is primarily supervised and regulated by the Office of Thrift Supervision ("OTS").

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company, the Bank, and the Company's and the Bank's wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from those estimates.

SECURITIES HELD TO MATURITY AND SECURITIES AVAILABLE FOR SALE

    Securities held to maturity are carried at amortized cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with the resulting unrealized gains or losses recorded in equity, net of tax. For the years ended September 30, 2001 and 2000, the Company did not maintain a trading portfolio.

ALLOWANCE FOR LOAN LOSSES

    An allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon an evaluation of known and inherent risks in the loan portfolio. Management's evaluation of the portfolio is based upon past loss experience, current economic conditions and other relevant factors. While management uses the best information available to make such evaluation, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

    Impaired loans are predominantly measured based on the fair value of the collateral. The provision for loan losses charged to expense is based upon past loan loss experience and an evaluation of probable losses and impairment existing in the current loan portfolio. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan. An insignificant delay or insignificant shortfall in amounts of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. Large groups of smaller balance homogeneous loans, including residential real estate and consumer loans, are collectively evaluated for impairment, except for loans restructured under a troubled debt restructuring.

MORTGAGE BANKING ACTIVITIES

    The Company originates mortgage loans held for investment and for sale. At origination, the mortgage loan is identified as either held for sale or for investment. Mortgage loans held for sale are carried at the lower of cost or forward committed contracts (which approximates market), determined on a net aggregate basis.

    At September 30, 2001, 2000 and 1999, loans serviced for others totalled approximately $66,301, $70,390, and $77,186, respectively. Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors, and processing foreclosures. Loan servicing income is recorded on a cash basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The Company has fiduciary responsibility for related escrow and custodial funds aggregating approximately $995 and $690 at September 30, 2001 and 2000, respectively.

    The Company assesses the retained interest in the servicing asset or liability associated with the sold loans based on the relative fair values. The servicing asset or liability is amortized in proportion to and over the period during which estimated net servicing income or net servicing loss, as appropriate, will be received. Assessment of the fair value of the retained interest is performed on a continual basis. At September 30, 2001 and 2000, mortgage servicing rights of $109 and $94, respectively, were included in other assets.

TRANSFERS OF FINANCIAL ASSETS

    Transfers of financial assets are accounted for as sales, when control over assets has been surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME RECOGNITION ON LOANS

    Interest on loans is credited to income when earned. Accrual of loan interest is discontinued and a reserve established on existing accruals if management believes after considering, among other things, economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful.

REAL ESTATE OWNED

    Real estate owned consists of properties acquired by foreclosure or deed in-lieu of foreclosure. These assets are initially recorded at the lower of carrying value of the loan or estimated fair value less selling costs at the time of foreclosure and at the lower of the new cost basis or net realizable value thereafter. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets at the time of foreclosure because of future market factors beyond the control of the Company. Costs relating to the development and improvement of real estate owned properties are capitalized and those relating to holding the property are charged to expense.

OFFICE PROPERTIES AND EQUIPMENT

    Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The costs of maintenance and repairs are expensed as they are incurred, and renewals and betterments are capitalized.

CASH SURRENDER VALUE OF LIFE INSURANCE

    The Bank funded the purchase of insurance policies on the lives of officers and employees of the Bank. The Company has recognized any increase in cash surrender value of life insurance, net of insurance costs, in the consolidated statements of income and the insurance policies are recorded as an asset in the statements of financial condition. During the year ended September 30, 2000, the Company recognized a gain of $278 from a distribution of shares of common stock in demutualization of an insurance company.

INTEREST RATE RISK

    At September 30, 2001 and 2000, the Company's assets consist primarily of assets that earned interest at either adjustable or fixed interest rates and the average life of which is longer term. These assets were funded primarily with shorter term liabilities that have interest rates which vary over time with market rates and certain call features that are impacted by changes in market rates. Since the assets and liabilities reprice at different times, the Company is exposed to interest rate risk.

EARNINGS PER SHARE

    Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding. Diluted earnings per common share is computed based on the weighted average number of shares of common stock outstanding increased by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of stock options. Weighted average shares used in the computation of earnings per share were as follows:

                                                Year Ended September 30
                                          -------------------------------------
                                              2001         2000         1999
                                          -------------------------------------
Average common shares outstanding          2,021,332    2,069,925    2,040,781
Increase in shares due to options             78,396       57,526      116,207
                                          -------------------------------------
Adjusted shares outstanding - diluted      2,099,728    2,127,451    2,156,988
                                          =====================================

INCOME TAXES

    Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

ACCOUNTING FOR STOCK OPTIONS

     The Company accounts for stock options in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123,"Accounting for Stock-Based Compensation," which allows an entity to choose between the intrinsic value method, as defined in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if the stock-based compensation was accounted for using the fair value method. The Company continues to account for stock-based compensation using the intrinsic value method and, accordingly, has not recognized compensation expense under this method.

OTHER COMPREHENSIVE INCOME

    The Company presents as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138 and interpreted by the FASB and the Derivative Implementation Group through "Statement 133 Implementation Issues." This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133, the accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on October 1, 2000. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. Currently, no embedded derivatives require bifurcation. The Company currently does not employ hedging activities that require designation as either fair value or cash flow hedges, or hedges of a net investment in a foreign operation.

STATEMENT OF CASH FLOWS

    For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits with depository institutions.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 is effective as follows: (a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and (b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company believes the adoption of these statements will have no impact on the Company's consolidated financial statements since it currently has no goodwill or other unidentifiable intangible assets.

    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of the APB No. 30, "Reporting of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." This statement is effective for fiscal years beginning after December 15, 2001. The Company has not made a final determination of the impact of adopting this statement.

RECLASSIFICATIONS

    Certain reclassifications have been made to the September 30, 2000 and 1999 consolidated financial statements to conform with the September 30, 2001 presentation. Such reclassifications had no impact on the reported net income.

3.  INVESTMENT SECURITIES

    The amortized cost and approximate fair value of investment securities are as follows:

                                                            September 30, 2001
                                           -----------------------------------------------------
                                                           Gross         Gross
                                            Amortized    Unrealized    Unrealized    Approximate
                                              Cost          Gain          Loss       Fair Value
                                           -----------------------------------------------------
Available for Sale:
U.S. Treasury securities and securities
  of U.S. Government agencies:
       1 to 5 years                          $ 2,961        $ 172                     $ 3,133
       5 to 10 years                           1,843          207                       2,050
Municipal obligations                         21,890          739         $  3         22,626
Corporate bonds                               14,333          277          523         14,087
Mutual funds                                   5,009            3            8          5,004
Asset-backed securities                        2,986                        16          2,970
Preferred stocks                               9,474            5          282          9,197
Other equity investments                       2,778          719                       3,497
                                           -----------------------------------------------------
       Total                                 $61,274       $2,122         $832        $62,564
                                           =====================================================

                                                            September 30, 2000
                                           -----------------------------------------------------
                                                           Gross         Gross
                                            Amortized    Unrealized    Unrealized    Approximate
                                              Cost          Gain          Loss       Fair Value
                                           -----------------------------------------------------
Available for Sale:
U.S. Treasury securities and securities
  of U.S. Government agencies:
       1 to 5 years                          $ 2,936        $ 34                      $ 2,970
       5 to 10 years                           6,997                     $  252         6,745
Municipal obligations                         18,930          11            788        18,153
Corporate bonds                                4,910                        314         4,596
Mutual funds                                   2,000                         30         1,970
Preferred stocks                               5,528                        796         4,732
Other equity investments                       2,778         384            113         3,049
                                           -----------------------------------------------------
       Total                                 $44,079        $429         $2,293       $42,215
                                           =====================================================

    For the years ended September 30, 2001, 2000 and 1999, proceeds from sales of investment securities available for sale amounted to $8,005, $5,628 and $6,791, respectively. For such periods, gross realized gains on sales amounted to $34, $0 and $291, respectively, while gross realized losses amounted to $20, $120 and $0, respectively. The tax provision (benefit) applicable to these net realized gains and losses amounted to $5, ($114) and $99, respectively.

    Investment securities with an aggregate carrying value of $2,961 and $9,933 were pledged as collateral for treasury tax and loan processing and financings at September 30, 2001 and 2000, respectively (see Notes 8 and 10).

4.  MORTGAGE-RELATED SECURITIES

    Mortgage-related securities available for sale and mortgage-related securities held to maturity are summarized as follows:

                                                            September 30, 2001
                                           -----------------------------------------------------
                                                           Gross         Gross
                                            Amortized    Unrealized    Unrealized    Approximate
                                              Cost          Gain          Loss       Fair Value
                                           -----------------------------------------------------
Available for Sale:
   FHLMC pass-through certificates          $   8,832     $    343                    $   9,175
   FNMA pass-through certificates              14,570          486                       15,056
   GNMA pass-through certificates              42,804        1,103                       43,907
   Collateralized mortgage obligations         48,658          814        $  2           49,470
                                           -----------------------------------------------------
        Total                               $ 114,864     $  2,746        $  2        $ 117,608
                                           =====================================================
Held to Maturity:
   FHLMC pass-through certificates          $   2,285     $     68        $  3        $   2,350
   FNMA pass-through certificates               4,684           70          54            4,700
   Collateralized mortgage obligations          4,485           49          34            4,500
                                           -----------------------------------------------------
        Total                               $  11,454     $    187        $ 91        $  11,550
                                           =====================================================

                                                            September 30, 2001
                                           -----------------------------------------------------
                                                           Gross         Gross
                                            Amortized    Unrealized    Unrealized    Approximate
                                              Cost          Gain          Loss       Fair Value
                                           -----------------------------------------------------
Available for Sale:
   FHLMC pass-through certificates          $  5,759        $ 20         $    8       $   5,771
   FNMA pass-through certificates             23,934          18            407          23,545
   GNMA pass-through certificates             39,007          70            655          38,422
   Collateralized mortgage obligations        29,308          72            861          28,519
                                           -----------------------------------------------------
        Total                               $ 98,008        $180         $1,931       $  96,257
                                           =====================================================
Held to Maturity:
   FHLMC pass-through certificates          $  2,898        $  6         $   74       $   2,830
   FNMA pass-through certificates              5,674                        204           5,470
   Collateralized mortgage obligations         4,484                        204           4,280
                                           -----------------------------------------------------
        Total                               $ 13,056        $  6         $  482       $  12,580
                                           =====================================================

    The collateralized mortgage obligations contain both fixed and adjustable classes of securities which are repaid in accordance with a predetermined priority. The underlying collateral of the securities are loans which are primarily guaranteed by FHLMC, FNMA, and GNMA.

    Mortgage-related securities with aggregate carrying values of $19,861 and $24,612 were pledged as collateral for municipal deposits, treasury tax and loan processing and financings at September 30, 2001 and 2000, respectively (see Notes 8 and 10).

    For the years ended September 30, 2001 and 2000, proceeds from sales of mortgage-related securities available for sales amounted to $6,926 and $17,773, respectively. Gross realized gains amounted to $38 for the year ended September 30, 2001. Gross realized losses amounted to $766 for the year ended September 30, 2000. The tax provision (benefit) applicable to these net realized gains and losses amounted to $13 and ($260) for the years ended September 30, 2001 and 2000, respectively. There were no sales of mortgage-related securities during the year ended September 30, 1999.

5.  ACCRUED INTEREST RECEIVABLE

    The following is a summary of accrued interest receivable by category:

                                                         September 30
                                                    -----------------------
                                                       2001           2000
                                                    -----------------------
Loans                                                $1,802         $1,847
Mortgage-related securities                             709            640
Investment securities                                   842            886
                                                    -----------------------
     Total                                           $3,353         $3,373
                                                    =======================

6.  LOANS RECEIVABLE

    Loans receivable consist of the following:

                                                       September 30
                                                 --------------------------
                                                       2001           2000
                                                 --------------------------
Real estate loans:
  Single-family                                   $ 160,289      $ 160,143
  Construction and land                              29,117         17,905
  Multi-family and commercial                        43,472         37,870
  Home equity and lines of credit                    25,847         22,597
Consumer loans                                        1,125          1,343
Commercial loans                                      8,158          4,475
                                                 --------------------------
     Total loans                                    268,008        244,333
  Loans in process                                  (17,016)       (10,330)
  Allowance for loan losses                          (2,181)        (2,019)
  Deferred loan fees                                 (1,147)        (1,298)
                                                 --------------------------
Loans receivable--net                             $ 247,664      $ 230,686
                                                 ==========================

    The Company, originates loans primarily in its local market area of Delaware and Chester Counties, Pennsylvania to borrowers that share similar attributes. This geographic concentration of credit exposes the Company to a higher degree of risk associated with this economic region.

    The Company, prior to fiscal 2001, participated in the origination and sale of non-agency, non-conforming sub-prime loans in the secondary market. The Company recognized gains on sale of loans held for sale under this program and on sales of conforming agency loans of $122, $206 and $325 for fiscal years ended September 30, 2001, 2000 and 1999, respectively.

    The Company offers loans to its directors and senior officers on terms permitted by OTS regulations. There were approximately $1,136 and $529 of loans outstanding to senior officers and directors as of September 30, 2001 and 2000, respectively. The amount of repayments during the years ended September 30, 2001 and 2000 totalled $165 and $65, respectively. There were $772 and $19 of new loans granted during fiscal years 2001 and 2000, respectively.

    The Company has undisbursed portions under consumer and commercial lines of credit as of September 30, 2001 of $6,804 and $8,198, respectively.

    The Company originates both adjustable and fixed interest rate loans and purchases mortgage-related securities in the secondary market. The originated adjustable-rate loans have interest rate adjustment limitations and are generally indexed to U.S. Treasury securities plus a fixed margin. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short-term deposits that have been the primary funding source for these loans. The adjustable-rate mortgage-related securities adjust to various national indices plus a fixed margin. At September 30, 2001, the composition of these loans and mortgage-related securities were as follows:

                                   Fixed-Rate
--------------------------------------------------------------------------------
Term to Maturity                                                     Book Value
--------------------------------------------------------------------------------
1 month to 1 year                                                    $    1,683
1 year to 3 years                                                         3,590
3 years to 5 years                                                        6,299
5 years to 10 years                                                      26,007
Over 10 years                                                           237,295
                                                                     ----------
     Total                                                           $  274,874
                                                                     ==========

                                 Adjustable-Rate
--------------------------------------------------------------------------------
Term to Rate Adjustment                                              Book Value
--------------------------------------------------------------------------------
1 month to 1 year                                                    $   87,490
1 year to 3 years                                                        12,611
3 years to 5 years                                                        5,079
                                                                     ----------
     Total                                                           $  105,180
                                                                     ==========

    The following is an analysis of the allowance for loan losses:

                                                         Year Ended
                                                        September 30
                                              -------------------------------
                                                 2001        2000       1999
                                              -------------------------------
Beginning balance                              $2,019      $1,928     $1,738
Provisions charged to income                      540         420        259
Charge-offs                                      (532)       (363)       (72)
Recoveries                                        154          34          3
                                              -------------------------------
    Total                                      $2,181      $2,019     $1,928
                                              ===============================

    At September 30, 2001 and 2000, non-performing loans (which include loans in excess of 90 days delinquent) amounted to approximately $2,302 and $2,515, respectively.

7.  OFFICE PROPERTIES AND EQUIPMENT

    Office properties and equipment are summarized by major classification as follows:

                                                            SEPTEMBER 30
                                                      -----------------------
                                                          2001          2000
                                                      -----------------------
Land and buildings                                     $ 5,828      $  5,683
Furniture, fixtures and equipment                        4,316         4,137
                                                      -----------------------
     Total                                              10,144         9,820
Accumulated depreciation and amortization               (6,454)       (6,196)
                                                      -----------------------
     Net                                               $ 3,690       $ 3,624
                                                      =======================

    The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2001 are as follows:

September 30:
   2002                                                             $  198
   2003                                                                198
   2004                                                                202
   2005                                                                204
   2006                                                                103
   Thereafter                                                          334
                                                                   --------
   Total minimum future rental payments                             $1,239
                                                                   ========

    Leasehold expense was approximately $329, $292 and $182 for the years ended September 30, 2001, 2000 and 1999, respectively.

    Depreciation expense amounted to $429, $424 and $444 for the years ended September 30, 2001, 2000 and 1999, respectively.

8.  DEPOSITS

    Deposits consist of the following major classifications:

                                                SEPTEMBER 30
                               -----------------------------------------------
                                        2001                     2000
                               -----------------------------------------------
                                 AMOUNT      PERCENT      Amount      Percent
                               -----------------------------------------------
Non-interest bearing            $  5,698        1.8%     $  6,764        2.5%
NOW                               45,161       14.5        38,898       14.3
Passbook                          37,806       12.1        37,861       13.9
Money market                      40,781       13.1        23,583        8.6
Certificates of deposit          182,155       58.5       165,456       60.7
                               -----------------------------------------------
   Total                        $311,601      100.0%     $272,562      100.0%
                               ===============================================

    The weighted average interest rates paid on deposits were 4.03% and 4.40% at September 30, 2001 and 2000, respectively.

    Included in deposits as of September 30, 2001 are deposits greater than $100 totalling approximately $65,700. Deposits in excess of $100 are not federally insured.

    At September 30, 2001 and 2000, the Company pledged certain mortgage-related securities aggregating approximately $11,109 and $6,195, respectively, as collateral for municipal deposits.

    A summary of scheduled maturities of certificates is as follows:

                                                               September 30
                                                                   2001
                                                               ------------
Within one year                                                 $  149,908
One to two years                                                    10,747
Two to three years                                                  12,586
Thereafter                                                           8,914
                                                               ------------
   Total                                                        $  182,155
                                                               ============

    A summary of interest expense on deposits is as follows:

                                                     YEAR ENDED
                                                    SEPTEMBER 30
                                          --------------------------------
                                               2001       2000       1999
                                          --------------------------------
NOW                                        $    537   $    557   $    440
Passbook                                        907        952        955
Money market                                  1,223        597        502
Certificates of deposit                      10,395      9,246      8,368
                                          --------------------------------
   Total                                   $ 13,062   $ 11,352   $ 10,265
                                          ================================

9.  ADVANCES FROM FEDERAL HOME LOAN BANK

    The Company has available various lines of credit with the Federal Home Loan Bank of Pittsburgh ("FHLB") up to the Company's maximum borrowing capacity which was $278.8 million, of which $126.1 million was outstanding at September 30, 2001.

    A summary of advances from the FHLB follows:

                                                SEPTEMBER 30
                               ----------------------------------------------
                                        2001                    2000
                               ----------------------------------------------
                                            WEIGHTED                Weighted
                                            AVERAGE                 average
                                            INTEREST                interest
                                 AMOUNT       RATE       Amount       rate
                               ----------------------------------------------
Advances from FHLB
due by September 30,
   2001                                                 $ 67,500      6.7%
   2004                                                    5,000      4.4
   Thereafter                   $126,070     5.4%         60,402      5.8
                               ----------------------------------------------
        Total                   $126,070     5.4%       $132,902      6.2%
                               ==============================================

    The advances are collateralized by FHLB stock and substantially all first mortgage loans held by the Company.

    Included in the table above at September 30, 2001 and 2000 are convertible advances whereby the FHLB has the option at predetermined times to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the periods in which they mature.

10. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

    The Company has periodically sold, under agreements to repurchase, mortgage-related securities to broker-dealers. The securities underlying the agreements with broker-dealers were delivered to the dealer who arranged the transaction. The securities delivered to broker-dealers may have been sold, loaned, or otherwise disposed of, to other parties in the normal course of their operations.

    There were no securities sold under agreements to repurchase during fiscal 2001. Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                                     September 30
                                                                     ------------
                                                                         2000
                                                                     ------------
Average balance for months outstanding                                 $18,284
Average interest rate for months outstanding                             6.21%
Maximum month-end balance during the year                              $19,300
Mortgage-related securities underlying the agreements at year-end:
Carrying value                                                         $10,369
Estimated fair value                                                   $10,250

11. INCOME TAXES

    The Company uses the experience method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to small banks with assets less than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to the increase in the balance of the Company's reserve for bad debts at the end of the year to an amount equal to the percentage of total loans at the end of the year, computed using the ratio of the previous six years net charge offs divided by the sum of the previous six years total outstanding loans at year end.

    The Company treated the change to the experience method as a change in a method of accounting determined solely with respect to the "applicable excess reserves" of the institution. The amount of the applicable excess reserves are being taken into account ratably over a six-taxable year period, beginning with the first taxable year beginning after December 31, 1995. For financial reporting purposes, the Company will not incur any additional tax expense. Under SFAS No. 109, deferred taxes were provided on the difference between the Company's book reserve and the applicable excess reserve in the amount equal to the Bank's increase in the tax reserve from December 31, 1987 to September 30, 1996. Retained earnings at September 30, 2001 and 2000 included approximately $2.5 million representing bad debt deductions for which no deferred income taxes have been provided.

    Income tax expense (benefit) is comprised of the following:

                                                       YEAR ENDED
                                                      SEPTEMBER 30
                                           ------------------------------------
                                             2001         2000          1999
                                           ------------------------------------
Federal:
  Current                                    $456         $380         $1,057
  Deferred                                                 100           (140)
  State                                         3
                                           ------------------------------------
    Total                                    $459         $480         $  917
                                           ====================================

    The tax effect of temporary differences that give rise to significant portions of the deferred tax accounts, calculated at 34%, is as follows:

                                                              SEPTEMBER 30
                                                        -----------------------
                                                            2001          2000
                                                        -----------------------
Deferred tax assets:
  Accelerated depreciation                               $   350        $  325
  Allowance for loan losses                                  762           875
  Unrealized loss on available for sale securities                       1,229
  Accrued expenses                                            75           107
  Other                                                      125
                                                        -----------------------
     Total deferred tax assets                             1,312         2,536
                                                        =======================

Deferred tax liabilities:
  Deferred loan fees                                        (222)         (211)
  Unrealized gain on available for sale securities        (1,372)
  Other                                                                     (6)
                                                        -----------------------
  Total deferred tax liabilities                          (1,594)         (217)
                                                        -----------------------
     Net deferred income taxes                           $  (282)       $2,319
                                                        =======================

    The Company's effective tax rate is less than the statutory federal income tax rate for the following reasons:

                                                                         YEAR ENDED SEPTEMBER 30
                                                 ------------------------------------------------------------------------
                                                        2001                      2000                    1999
                                                 ------------------------------------------------------------------------
                                                             PERCENTAGE               Percentage               Percentage
                                                             OF PRETAX                of Pretax                of Pretax
                                                 AMOUNT       INCOME       Amount      Income      Amount        Income
                                                 ------------------------------------------------------------------------
Tax at statutory rate                              $991        34.0%       $  966       34.0%      $1,280         34.0%
Increase (decrease) in taxes resulting from:
    Tax exempt interest, net                       (281)       (9.6)         (278)      (9.8)        (284)        (7.5)
    Increase in cash surrender value               (226)       (7.7)         (209)      (7.4)         (99)        (2.6)
    Other                                           (25)       (1.0)            1         .1           20           .5
                                                 ------------------------------------------------------------------------
        Total                                      $459        15.7%       $  480       16.9%      $  917         24.4%
                                                 ========================================================================

12. REGULATORY CAPITAL REQUIREMENTS

    The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted assets (as defined), and of Tier I and total capital (as defined) to average assets (as defined). Management believes, as of September 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

    As of September 30, 2001, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier-1 risk-based, and Tier-1 core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

    The Bank's capital at September 30, 2001 and 2000 for financial statement purposes differs from tangible, core (leverage), and Tier-1 risk-based capital amounts by $6,590 and $11,558, respectively, representing the inclusion of unrealized gain (loss) on securities available for sale and a portion of capital securities (see Note 17) that qualifies as regulatory capital as well as adjustments to the Bank's capital that do not affect the parent company.

                                                                                 REQUIRED FOR            WELL CAPITALIZED
                                                                               CAPITAL ADEQUACY            UNDER PROMPT
                                                          ACTUAL                   PURPOSES              CORRECTIVE ACTION
                                                  ----------------------------------------------------------------------------
                                                    AMOUNT     PERCENTAGE     AMOUNT     PERCENTAGE     AMOUNT     PERCENTAGE
                                                  ----------------------------------------------------------------------------
At September 30, 2001:
  Core Capital (to Adjusted Tangible Assets)       $ 37,211       7.8%       $ 19,172       4.0%       $ 23,965       5.0%
  Tier I Capital (to Risk Weighted Assets)           37,211      16.0             N/A       N/A          13,951       6.0
  Total Capital (to Risk Weighted Assets)            39,094      16.8          18,602       8.0          23,252      10.0
  Tangible Capital (to Tangible Assets)              37,211       7.8           7,189       1.5           N/A         N/A

At September 30, 2000:
  Core Capital (to Adjusted Tangible Assets)       $ 38,127       8.3%       $ 18,332       4.0%       $ 22,914       5.0%
  Tier I Capital (to Risk Weighted Assets)           38,127      17.2             N/A       N/A          13,337       6.0
  Total Capital (to Risk Weighted Assets)            39,283      17.7          17,782       8.0          22,228      10.0
  Tangible Capital (to Tangible Assets)              38,127       8.3           6,874       1.5           N/A         N/A

    At September 30, 2001 and 2000, total risk-based capital, for regulatory requirements, is increased by $1,883 and $1,667, respectively, of general loan loss reserves but decreased by $511 at September 30, 2000 reflecting equity investments in the Bank, for a total of $39,094 and $39,283, respectively. There were no equity investments at September 30, 2001.

    At the date of the Bank's conversion from the mutual to stock form in January 1995 (the "Conversion"), the Bank established a liquidation account in an amount equal to its retained income as of August 31, 1994. The liquidation account is maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account is reduced annually to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases in such balances will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

    Federal banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

    At September 30, 2001, the Bank's retained earnings available for the payment of dividends was $20,778. Accordingly, $18,809 of the Company's equity in the net assets of the Bank was restricted at September 30, 2001. Funds available for loans or advances by the Bank to the Company amounted to $2,906.

    In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

13. EMPLOYEE BENEFITS

401(k) Profit Sharing Plan

    The Bank's 401(k) profit sharing plan covers substantially all full-time employees of the Company and provides for pre-tax contributions by the employees with matching contributions at the discretion of the Board of Directors determined at the beginning of the calendar year. All amounts are fully vested. For calendar years 2001 and 2000, the Company matched twenty-five cents for every dollar contributed up to 5% of participants' salary. The profit sharing expense for the plan was $32 and $17 for the fiscal years ended September 30, 2001 and 2000, respectively. For calendar year 1999, there were no Company contributions to the 401(k) profit sharing plan.

Employee Stock Ownership Plan

    In connection with the Conversion, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of eligible employees. At September 30, 2001, 181,982 shares were committed to be released, of which 19,229 shares have not yet been allocated to participant accounts. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans," which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, this difference is charged or credited to equity as additional paid-in capital. Management expects the recorded amount of expense in any given period to fluctuate from period to period as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. The Company's ESOP, which is internally leveraged, does not report the loan receivable extended to the ESOP as an asset and does not report the ESOP debt due the Company. The Company recorded compensation and employee benefit expense related to the ESOP of $308, $253 and $348 for the years ended September 30, 2001, 2000 and 1999, respectively.

Recognition and Retention Plan

    Under the 1995 Recognition and Retention Plan and Trust (the "RRP"), the Company awarded 81,600 shares to the Company's Board of Directors and executive officers subject to vesting and other provisions of the RRP. At September 30, 2000, all the shares awarded had been allocated to plan participants.

    Compensation expense was recognized ratably over the five year vesting period for the shares awarded. For the fiscal years ended September 30, 2000 and 1999, the Company recorded compensation and employee benefit expense of $117 and $141, respectively, relating to the RRP.

Stock Option Plan

    Under the 1995 Stock Option Plan (the "Option Plan"), common stock totaling 272,000 shares has been reserved for issuance for the Option Plan pursuant to the exercise of options. During fiscal year 1999, shareholders approved the adoption of the 1998 Stock Option Plan ("1998 Option Plan")(collectively with the Option Plan, the "Plans") which reserves an additional 111,200 shares of common stock for issuance. An aggregate of 358,350 stock options have been granted to the Company's executive officers, nonemployee directors and other key employees, subject to vesting and other provisions of the Plans. During the year ended September 30, 2001, 14,607 shares were exercised at a weighted average exercise price of $7.50.

    The following table summarizes transactions regarding stock option plans:

                                                                        Weighted
                                                                         Average
                                                        Exercise        Exercise
                                       Number of          Price           Price
                                     Option Shares        Range         per Share
                                     --------------------------------------------
Outstanding at October 1, 1998          251,090      $  7.50 - 14.25    $  8.02
Granted                                  80,750        12.13 - 12.13      12.13
                                     --------------------------------------------
Outstanding at September 30, 1999       331,840      $  7.50 - 14.25    $  9.02
Granted                                   7,300        10.13 - 10.13      10.13
                                     --------------------------------------------
Outstanding at September 30, 2000       339,140      $  7.50 - 14.25    $  9.05
Exercised                               (14,607)        7.50 -  7.50       7.50
                                     --------------------------------------------
Outstanding at September 30, 2001       324,533      $  7.50 - 14.25    $  9.11
Exercisable at September 30, 2001       271,899      $  7.50 - 14.25    $  8.57
                                     ============================================

    A summary of the exercise price range at September 30, 2001 is as follows:

                                          WEIGHTED             WEIGHTED
                      EXERCISE             AVERAGE             AVERAGE
  NUMBER OF            PRICE              REMAINING         EXERCISE PRICE
OPTION SHARES          RANGE          CONTRACTUAL LIFE        PER SHARE
--------------------------------------------------------------------------------
   222,363          $ 7.50-10.13            4.19               $  7.61
   102,170           12.13-14.25            7.76                 12.38
--------------------------------------------------------------------------------
   324,533          $ 7.50-14.25            5.31               $  9.11
================================================================================

    The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

                                                       YEAR ENDED SEPTEMBER 30
                                                     ---------------------------
                                                         2001     2000     1999
                                                     ---------------------------
Net income:
  As reported                                        $  2,471  $ 2,362  $ 2,848
  Pro forma                                             2,405    2,293    2,783

Net income per common and common equivalent share:
  Earnings per common share
    - As reported                                    $   1.18  $  1.11  $  1.32
    - Pro forma                                          1.15     1.08     1.29
  Weighted average fair value of options
   granted during the period                                   $  3.80  $  4.43

    The binomial option-pricing model was used to determine the fair value of options at the grant date. Significant assumptions used to calculate the above fair value of the awards are as follows:

                                                     SEPTEMBER 30
                                           ----------------------------------
                                             2001         2000         1999
                                           ----------------------------------
Risk free interest rate of return            3.77%        5.85%        5.83%
Expected option life (months)                  60           60           60
Expected volatility                            52%          44%          41%
Expected dividends                            2.3%         3.1%         2.6%

Other

    The Company established an expense accrual in connection with the anticipated funding of a trust to be created to formalize the Company's deferred compensation arrangements with four former officers of the Company. A total of $186 and $278 was included in the Company's liabilities at September 30, 2001 and 2000, respectively.

14. COMMITMENTS AND CONTINGENCIES

    The Company has outstanding loan commitments, excluding undisbursed portion of loans in process and equity lines of credit, of approximately $8,279 and $4,053 as of September 30, 2001 and 2000, respectively, all of which are expected to be funded within four months. Of these commitments outstanding, the breakdown between fixed and adjustable-rate loans is as follows:

                                                         SEPTEMBER 30
                                                  --------------------------
                                                      2001            2000
                                                  --------------------------
Fixed-rate (ranging from 5.63% to 9.75%)            $3,244         $ 1,578
Adjustable-rate                                      5,035           2,475
                                                  --------------------------
      Total                                         $8,279         $ 4,053
                                                  ==========================

    Depending on cash flow, interest rate, risk management and other considerations, longer term fixed-rate and non-conforming loans are sold in the secondary market. There were no outstanding commitments to sell loans at September 30, 2001.

    There are various claims and pending actions against the Company and its subsidiaries arising out of the conduct of its business. In the opinion of the Company's management and based upon advice of legal counsel, the resolution of these matters will not have a material adverse impact on the consolidated financial position or the results of operations of the Company and its subsidiaries.

15. RELATED PARTY TRANSACTIONS

    The Company retains the services of a law firm in which one of the Company's directors is a member. In addition to providing general legal counsel to the Company, the firm also prepares mortgage documents and attends loan closings for which it is paid directly by the borrower.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                                                 SEPTEMBER 30
                                  --------------------------------------------
                                           2001                  2000
                                  --------------------------------------------
                                   Carrying/  Estimated  Carrying/  Estimated
                                   Notional     Fair     Notional     Fair
                                    Amount      Value     Amount     Value
                                  --------------------------------------------
Assets:
 Cash and cash equivalents         $ 19,131   $ 19,131   $ 40,114   $ 40,114
 Investment securities               62,564     62,564     42,215     42,215
 Loans                              247,664    246,498    230,686    225,410
 Loans held for sale                    225        225      3,099      3,099
 Mortgage-related securities        129,062    129,158    109,313    108,837

 FHLB stock                           6,917      6,917      6,672      6,672
Liabilities:
 Passbook deposits                   37,806     37,806     37,861     37,861
 NOW and money market deposits       91,639     91,639     69,245     69,245
 Certificates of deposit            182,155    185,474    165,456    163,988

Advances from Federal Home
 Loan Bank                          126,070    144,442    132,902    130,905
Securities sold under
 agreements to repurchase                                  19,300     19,226
Off balance sheet commitments        37,983     37,983     31,047     31,047

    The fair value of cash and cash equivalents is their carrying value due to their short-term nature. The fair value of investments and mortgage-related securities is based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. The fair value of loans is estimated, based on present values using approximate current entry-value interest rates, applicable to each category of such financial instruments. The fair value of FHLB stock approximates its carrying amount.

    The fair value of NOW deposits, money market deposits and passbook deposits is the amount reported in the financial statements. The fair value of certificates of deposit and FHLB advances is based on a present value estimate, using rates currently offered for deposits and borrowings of similar remaining maturity.

    Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

    No adjustment was made to the entry-value interest rates for changes in credit performing commercial loans, construction loans, and land loans for which there are no known credit concerns. Management believes that the risk factor embedded in the entry-value interest rates, along with the general reserves applicable to the performing commercial, construction, and land loan portfolios for which there are no known credit concerns, result in a fair valuation of such loans on an entry-value basis. The fair value of non-performing loans, with a recorded book value of approximately $2,302 and $2,515 (which are collateralized by real estate properties with property values in excess of carrying amounts) as of September 30, 2001 and 2000, respectively, was not estimated because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans. The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since September 30, 2001 and 2000 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17. CAPITAL SECURITIES

    On August 21, 1997, First Keystone Capital Trust I ("the Trust"), a trust formed under Delaware law, that is a subsidiary of the Company, issued $16.2 million of preferred securities at an interest rate of 9.7%, with a scheduled maturity of August 15, 2027. The Company owns all the common stock of the Trust. The proceeds from the issue were invested in Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable semi-annually in arrears. The Company has the option, subject to required regulatory approval, to prepay the securities beginning August 15, 2007.

    The securities are shown on the balance sheet as "Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures of the Company." The Company has, under the terms of the Debentures and the related Indenture as well as the other operative corporate documents, agreed to irrevocably and unconditionally guarantee the Trust's obligations under the Debentures. The Company contributed approximately $6.0 million of the net proceeds to the Bank to support the Bank's lending activities. The interest cost associated with this issue is treated as a non-interest expense on the consolidated statement of income rather than interest expense.

    On November 15, 2001, the Company purchased $3.5 million of the preferred securities.

18. PARENT COMPANY ONLY FINANCIAL INFORMATION

    Condensed financial statements of First Keystone Financial, Inc. are as follows:

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                              SEPTEMBER 30
                                                          ---------------------
                                                            2001         2000
                                                          ---------------------
Assets
Interest-bearing deposits                                  $   196     $    72
Investment securities available for sale                     7,715       7,270
Investment in subsidiaries                                  40,217      37,043
Other assets                                                   593       1,048
                                                          ---------------------
     Total assets                                          $48,721     $45,433
                                                          =====================

Liabilities and Stockholders' Equity
Junior subordinated debt                                   $16,702     $16,702
Other borrowed money                                           815       1,526
Other liabilities                                              583         636
                                                          ---------------------
Total liabilities                                           18,100      18,864
Stockholders' equity                                        30,621      26,569
                                                          ---------------------
     Total liabilities and stockholders' equity            $48,721     $45,433
                                                          =====================

                         CONDENSED STATEMENTS OF INCOME

                                                     YEAR ENDED SEPTEMBER 30
                                                 ------------------------------
                                                    2001       2000       1999
                                                 ------------------------------
Interest and dividend income:

   Dividends from subsidiary                      $4,500     $1,250     $ 750
   Loan to Employee Stock Ownership Plan             105        116       127
   Interest and dividends on investments             608        618       549
   Interest on deposits                                7         16         9
                                                 ------------------------------
      Total interest and dividend income           5,220      2,000     1,435
                                                 ------------------------------

Interest on debt and other borrowed money          1,762      1,783     1,788
Other income                                          25                  130
Operating expenses                                   403         96       129
                                                 ------------------------------
Income before income taxes and equity in
   undistributed (loss) income of subsidiaries     3,080        121      (352)
Income tax benefit                                  (477)      (374)     (374)
                                                 ------------------------------
Income before equity in undistributed
   income of subsidiaries                          3,557        495        22
Equity in undistributed (loss) income of
   subsidiaries                                   (1,086)     1,867     2,826
                                                 ------------------------------
Net income                                        $2,471     $2,362     $2,848
                                                 ==============================

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED SEPTEMBER 30
                                                                        ----------------------------------
                                                                            2001        2000        1999
                                                                        ----------------------------------
Cash flows from operating activities:

  Net income                                                              $2,471      $2,362      $2,848
  Adjustments to reconcile net income to cash provided by operations:
     Equity in undistributed (loss) income of subsidiaries                 1,086      (1,867)     (2,826)
     Amortization of common stock acquired by stock benefit plans            250         327         462
     Gain on sales of investment securities available for sale               (25)                   (130)
     Amortization of premium                                                  29           5           1
     Increase (decrease) in other assets                                     455        (255)         91
     (Decrease) increase in other liabilities                               (458)        339         302
                                                                        ----------------------------------
     Net cash provided by operating activities                             3,808         911         748
                                                                        ----------------------------------

Cash flows from investing activities:

  Purchases of investments available for sale                               (278)       (109)     (3,535)
     Proceeds from sale of investments available for sale                  1,025                   2,630
                                                                        ----------------------------------
     Net cash provided by (used in) investing activities                     747        (109)       (905)
                                                                        ----------------------------------

Cash flows from financing activities:

  (Repayment) increase in other borrowed money                              (711)       (706)      2,132
  Purchase of treasury stock                                              (3,045)                 (1,047)
  Dividends paid                                                            (693)       (630)       (544)
  Proceeds from exercise of stock options                                     18
                                                                        ----------------------------------
       Net cash (used in) provided by financing activities                (4,431)     (1,336)        541
                                                                        ----------------------------------
  Increase (decrease) in cash                                                124        (534)        384
  Cash at beginning of year                                                   72         606         222
                                                                        ----------------------------------
  Cash at end of year                                                      $ 196      $   72      $  606
                                                                        ==================================

19. QUARTERLY FINANCIAL DATA (UNAUDITED)

    Unaudited quarterly financial data for the years ended September 30, 2001 and 2000 is as follows:

                                                             2001                                    2000
                                           -------------------------------------------------------------------------------
                                              1st       2nd       3rd       4th       1st       2nd       3rd       4th
                                              QTR       QTR       QTR       QTR       QTR       QTR       QTR       QTR
                                           -------------------------------------------------------------------------------
Interest income                             $ 7,978   $ 7,992   $ 8,043   $ 7,847   $ 7,470   $ 7,620   $ 8,017   $ 7,961
Interest expense                              5,194     5,047     5,088     5,000     4,546     4,640     4,954     5,090
                                           -------------------------------------------------------------------------------
Net interest income                           2,784     2,945     2,955     2,847     2,924     2,980     3,063     2,871
Provision for loan losses                       135       135       135       135       105       105       105       105
                                           -------------------------------------------------------------------------------
Net interest income after
  provision for loan losses                   2,649     2,810     2,820     2,712     2,819     2,875     2,958     2,766
Non-interest income (loss)                      470       438       529       452       416       442       776      (409)
Non-interest expense                          2,382     2,517     2,559     2,492     2,354     2,392     2,614     2,442
                                           -------------------------------------------------------------------------------
Income (loss) before
  income taxes                                  737       731       790       672       881       925     1,120       (85)
Income tax expense (benefit)                    127       116       129        87       178       187       261      (147)
                                           -------------------------------------------------------------------------------
Net income                                  $   610   $   615   $   661   $   585   $   703   $   738   $   859   $    62
                                           ===============================================================================

Per Share:
  Earnings per share - basic                $   .29   $   .30   $   .33   $   .31   $   .34   $   .36   $   .42   $   .03
  Earnings per share - diluted              $   .28   $   .28   $   .31   $   .29   $   .33   $   .35   $   .41   $   .03
  Dividend per share                        $   .08   $   .08   $   .08   $   .08   $   .09   $   .09   $   .09   $   .09
Common stock price range of the company:
  High                                      $ 10.75   $ 12.75   $ 14.50   $ 14.50   $ 12.50   $  9.88   $ 10.75   $ 10.63
  Low                                       $  9.94   $ 10.38   $ 11.50   $ 13.01   $  8.38   $  8.75   $  8.94   $  9.88

    Earnings per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

BOARD OF DIRECTORS

Top row, left to right:
Thomas M. Kelly; Donald S. Guthrie; Donald A. Purdy.

Bottom row, left to right:
Edmund Jones; Marshall J. Soss; Donald G. Hosier, Jr.; Edward Calderoni.


                       [PHOTO OF THE BOARD OF DIRECTORS]

EXECUTIVE OFFICES
22 West State Street
Media, PA 19063
(610) 565-6210

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Twenty-Fourth Floor
1700 Market Street
Philadelphia, PA 19103-3984

INVESTOR INFORMATION
Thomas M. Kelly
Executive Vice President and Chief Financial Officer
(610) 565-6210

SHAREHOLDER INFORMATION
Carol Walsh
Corporate Secretary
(610) 565-6210


DIRECTORS

Donald A. Purdy, Esquire
      Chairman of the Board
Donald S. Guthrie, Esquire
      Vice Chairman
      President and Chief Executive Officer
Edmund Jones, Esquire
      Chairman Emeritus
      Member, Jones, Strohm, Crain & Guthrie, P.C.
Edward Calderoni
      Associate Broker of Century-21 Alliance
Thomas M. Kelly
      Executive Vice President and Chief Financial Officer
Marshall J. Soss
      President and Chief Executive Officer
      KarMar Realty Group, Inc.
Donald G. Hosier, Jr.
      Principal in Montgomery Insurance Services, Inc. and President, First Keystone Insurance Services, LLC


SENIOR OFFICERS

Donald S. Guthrie, Esquire
      President and Chief Executive Officer
Thomas M. Kelly
      Executive Vice President and Chief Financial Officer
Stephen J. Henderson
      Senior Vice President/Lending
Elizabeth M. Mulcahy
      Senior Vice President/Human Resources
Carol Walsh
      Corporate Secretary

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

COUNSEL
Lawrence G. Strohm, Jr., Esquire
Jones, Strohm, Crain & Guthrie, P.C.
10 Beatty Road
Media, PA 19063

SPECIAL COUNSEL
Elias, Matz, Tiernan and Herrick L.L.P.
12th Floor
734 15th Street, N.W.
Washington, DC 20005


STOCK INFORMATION

First Keystone Financial, Inc. is traded on the Nasdaq National Market under the symbol of "FKFS." There were approximately 400 shareholders of record as of September 14, 2001, not including the number of persons or entities whose stock is held in nominee or street name through various brokerage firms or banks.

The Annual Meeting of Shareholders is scheduled for Wednesday, January 23, 2002, at 2 p.m. to be held at the Towne House Restaurant, 117 Veterans Square, Media, Pennsylvania.

                      [FIRST KEYSTONE FINANCIAL INC. LOGO]

                                      2001